UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22672

For the month of July, 2003

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 AURIZON MINES LTD.

(Registrant)

Signed "Ian S. Walton"

By:  IAN S. WALTON, Executive Vice-President

and Chief Financial Officer

July 31, 2003

*Print the name and title under the signature of the signing officer.

    Aurizon Mines Ltd

Resource Estimation

Zones 117-123, Casa Berardi

Project, Quebec

Report Prepared for

Aurizon Mines Ltd

1010, 3ieme Avenue Est

Val-d'Or, Quebec

J9P 4P5

Report Prepared by

STEFFEN ROBERTSON AND KIRSTEN (CANADA) INC.

Suite 602, 357 Bay Street

Toronto, ON   M5H 2T7

Tel:  (416) 601-1445

Fax:  (416) 601-9046

Web Address: www.srk.com

E-mail: toronto@srk.com

Project Reference Number:

3CM009.00

June 2003

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                                                                        Page i

Resource Estimation

Zones 117-123, Casa Berardi

Project, Quebec

Aurizon Mines Ltd

1010, 3ieme Avenue Est

Val-d'Or, Quebec

J9P 4P5

SRK Project Number 3CM009.00

STEFFEN ROBERTSON AND KIRSTEN (CANADA) INC.

Suite 602, 357 Bay Street

Toronto, ON   M5H 2T7

Tel:  (416) 601-1445   Fax:  (416) 601-9046

E-mail: toronto@srk.com

Web Address: www.srk.com

June 2003

Compiled and written by:

_________________________

    _________________________

Jean-Francois Couture, Ph.D., P.Geo

     Michael Michaud, M.Sc. P.Geo

Principal Geologist

  Principal Resource Geologist

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                                                                        Page ii

Executive Summary

Steffen, Robertson and Kirsten (Canada) Inc. ("SRK") has been retained by Aurizon Mines Ltd ("Aurizon") to prepare an independent resource estimate and a technical report for a portion of the Casa Berardi Project. This report was prepared in compliance with National Instrument 43-101 guidelines (Standards of Disclosure for Mineral Projects).

The Casa Berardi project is located in northwestern Quebec approximately 95 kilometres north of the town of La Sarre. The centroid of the project is located at 79.262 degrees longitude west and 49.558 degrees latitude north.

The project contains the former Casa Berardi East and West Mines from which approximately 690,000 ounces of gold were recovered between 1988 and 1997. Since Aurizon acquired the project in 1998, aggressive drilling programs (106.7 kilometres of drilling) primarily in the West Mine area resulted in the discovery of significant additional mineral resources primarily in two new zones - 113 and 118 - located at depth and toward the east. Previously reported mineral reserves in the West Mine area total 6.9 million tonnes at an average grade of 6.7 grams per tonne (1.5 million ounces).

During 2002-03, Aurizon drilled fifty-four (54) new boreholes (approximately 26,900m) targeting primarily the lateral extensions of Zone 118, between sections 11400mE and 12450mE. Within this portion of the project, ten distinct auriferous zones have been interpreted: Zones 117-N, 118, 118SK, 118-S, 119-D, 119SK, 120-D, 120-S, 123 and Sulp-D. The gold mineralization is mainly associated with quartz vein and stockworks accompanied with sulphide mineralization in the vicinity of the Casa Berardi Fault. This new gold mineralization is located in the down dip extension of the Principal Zone. All of the zones, except zone 117-N, are located south of the Casa Berardi Fault and extend between 400 to 1000m below surface.

The Mineral Resources estimated by SRK are hosted in ten individual auriferous zones delineated between sections 11650E and 12400E and between elevations 4700m and 3900m (local mine grid coordinate system). The estimates are based on wide-spaced drill patterns from 50 to 100 metres, which allow reasonable confidence in geological continuity.

SRK visited the project in May 2003 to audit all relevant project data, examine drill core and drilling procedures and interview project personnel. In the opinion of SRK the project is well managed and the borehole database is considered reliable for the purpose of resource estimation.

SRK used the sectional geological interpretation provided by Aurizon to construct three-dimensional solid bodies representing the boundaries of the gold mineralization. In the resource estimates prepared by SRK grade has not been extrapolated beyond 50 metres from any drilling information. Average specific gravities of 2.74 and 3.00 tonnes per cubic metres were used for quartz stockwork zones and the sulphide-rich zone, respectively.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                                                                        Page iii

For tonnage and grade estimation, the entire width of the zone has been considered where gold values were distributed erratically along the zone. Elsewhere, where continuity between high grade zones could be defined, a more selective approached was used. Grade was interpolated into a three dimensional block model using an inverse distance cubed approach because limited data prevents adequate definition of kriging parameters.

Classified Mineral Resources

The mineral resources estimated by SRK for zones 117-N, 118, 118SK, 118-S, 119-D, 119SK, 120-D, 120-S, 123 and Sulp-D are reported at a cut-off of 3 grams per tonne gold and have been classified in the Inferred category according to the "Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines" adopted in August 2000. The cumulative classified Mineral Resources are reported in Table i.

Table : Classified Mineral Resources for auriferous zones located between sections 11650mE and 12400mE, June 24, 2003 at a 3.0 g/t Au cut-off.

Classification	Tonnage (tonnes)	Gold Grade (Au g/t)	Gold Content (ounces)
Inferred	1,703,500	6.1	332,000

Recommendations

The mineral resources were classified essentially on the density of drill data and the continuity of the geometry and grade of the gold mineralization in the various interpreted domains. Additional infill drilling may improve the confidence in the grade continuity and may provide an opportunity to improve the classification of mineral resources in any of the gold zones. The benefits of this opportunity must be weighted against the challenges of conducting such a drilling program from the surface since the gold-bearing zones occur from 400 to more than 1,000 metres below surface.

Furthermore, it is strongly recommended that a Preliminary Assessment Study be completed to evaluate the impact of these new resources on the previously completed feasibility study of the West Mine area. The outcome of the Preliminary Assessment should determine if additional infill drilling in these zones is warranted.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                                                                        Page iv

Many zones have been delineated by only a few drill holes and remain open laterally. Accordingly additional drilling is warranted to test the extensions of these zones.

Aurizon is committed to acquiring quality data and has implemented a series of procedures ensuring the reliability and independence of exploration data. These procedures should be maintained and continuously updated as new information becomes available.

In addition to the current procedures, SRK recommends that in future drilling Aurizon consider core orientation techniques to improve acquisition of structural data and enhance the interpretation of geometrical relationships among the quartz vein systems.

Although the current analytical quality assurance and quality control program set forth by Aurizon suggests that there is no obvious bias in assay results and that assay results reproduce reasonably well, accuracy of results cannot be independently verified. The program is also very expensive as a large number of samples are routinely re-assayed, perhaps excessively. As an alternative, SRK recommends that regular standard reference material ("SRM") be inserted into every batches of samples submitted for assaying. At the end of the program, a selected number of sample pulps should be sent to a second laboratory for re-assay. Typically approximately 10% of the pulps (at various gold grades) should be re-assayed and each batch should also include a number of SRM samples.

Action Points

The principal action points arising from this assignment are:

  A Preliminary Assessment Study should be initiated to assess the impact of the new resources on the previously completed feasibility study of the West Mine;

  Infill drilling is warranted to improve confidence in continuity of geology and gold mineralization;

  Additional drilling to test lateral extension of auriferous zones;

  Future drilling should recover oriented core;

  Analytical QA/QC procedure to include regular SRM in every batch of samples submitted for assaying;

  At the end of the drill program only approximately 10% of pulps need be re-assayed at a second laboratory;

  All assay results should be integrated into a single assay database and all assays from different laboratories should be kept separately.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                                                                        Page v

Table of Contents

Executive Summary		ii
	Classified Mineral Resources	iii
	Recommendations	iii

Action Points		iv

Table of Contents		v

List of Tables		vii

List of Figures		vii

1	Introduction and Terms of Reference	1
	1.1 Engagement of SRK	1
	1.2 Qualification of SRK	1
	1.3 Scope of work	2
	1.4 Site visits	2
	1.5 Basis of the Technical Report	3

2	Disclaimer	3

3	Property Description and Location	4

4	Accessibility, Climate, Local Resources, Infrastructure
	and Physiography	4

5	History	7

6	Geological Setting	9
	6.1 Regional Geology	9
	6.2 Property Geology	9
	6.3 Geology of the Casa Berardi Deposit	11
	6.3.1 Stratigraphy	11
	6.3.2 Structural Geology	11
	6.3.3 Character of the Gold Mineralization	12
	6.3.4 Description of Auriferous Zones	12

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                                                                        Page vi

7	Exploration		22
	7.1	Diamond Drilling	22
		7.1.1 Downhole Surveying	24
		7.1.2 Drilling Pattern and Density	25
	7.2	Sampling Approach and Methodology	25
	7.3	Sample Preparation, Analyses and Security	26
		7.3.1 Sample Preparation and Analyses	26
		7.3.2 Quality Assurance and Quality Control Programs	27
		7.3.3 Analysis of Check Assaying	28
		7.3.4 Discussion	33
		7.3.5 Specific Gravity Data	34
	7.4	Data Verification	35

8	Mineral Resource Estimation		36
	8.1	Introduction	36
	8.2	Data 36
	8.3	Solid Body Modelling	37
	8.4	Statistical Analysis	39
	8.5	Compositing and Variogram Analysis	42
	8.6	Block Modelling	42
	8.7	Grade Interpolation	43
	8.8	Mineral Resource Classification	45
	8.9	Previous Mineral Resource Estimates	46

9	Mineral Processing and Metallurgy		47

10	Other Relevant Data		47

11	Interpretation and Conclusions		48

12	Recommendations		49

13	References		51

Appendices			52

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                                                                      Page vii

List of Tables

Table i:  Classified Mineral Resources for auriferous zones located between

              sections 11650mE, June 24, 2003 at a 3.0 g/t Au cut off                                                iii

Table 1: Summary of Diamond Drilling on the Casa Berardi Project.                                            8

Table 2: Historical Production from the Casa Berardi Project.                                                       8

Table 3: Summary of Technical Data on Diamond Drilling Performed between

              Sections 11650mE and 12400mE, Casa Berardi Project.                                              23

Table 4: Summary of specific gravity data collected in 2002-03, Casa Berardi Project.               34

Table 5: Assay Statistics by Zone.                                                                                                  39

Table 6: Tabulated Unclassified Mineral Resources for each of the 10 auriferous zones located between sections 11650mE and 12400mE, Casa Berardi

              Project                                                                                                                                44

Table 7: Classified Mineral Resources for auriferous zones located between

              sections 11650mE and 12400mE, June 24, 2003 at a 3.0 g/t Au cut-off.                         45

List of Figures

Figure 1. Location of Casa Berardi Property Titles.                                                                           5

Figure 2. Location of Casa Berardi Property Titles.                                                                           6

Figure 3. Geology of the Casa Berardi Project (modified from Aurizon files).                                  10

Figure 4. Schematic Distribution of Gold Mineralization on the Casa Berardi Project.                    12

Figure 5. Geology of the West Mine area and schematic vertical sections illustrating the location of the principal auriferous zones, Casa Berardi Project

                (modified from Aurizon files).                                                                                            15

Figure 6. Geology of the west-central portion of the Casa-Berardi Project on level 4400m

                (top) and level 4100m (bottom) and position of auriferous zones between sections 11600mE and 12400mE, Casa Berardi Project (modified

                from Aurizon files).                                                                                                            18

Figure 7. Composite vertical longitudinal section of the West Mine Area, between sections

               10400mE and 12800mE, Casa Berardi Project (modified from Aurizon files).                19

Figure 8a. Vertical section 11800mE (looking west) and position of Zones 117N, 118, 118SK

                 and Sulphide (modified from Aurizon files).                                                                     20

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                    Page viii

Figure 8b. Vertical section 11950mE (looking west) and position of Zones 118, 118S, 119D

                 119SK and Sulphide (modified from Aurizon files).                                                         21

Figure 9. Flow chart illustrating assay procedures used in the 2002-03 drill program.                    27

Figure 10. Bias chart comparing original fire assay with duplicate assay, Bourlamaque

                  Laboratory.                                                                                                                       28

Figure 11. Comparison of assay results for Pulp 1 and Pulp 2 assayed at Bourlamaque

                  Laboratory.                                                                                                                        29

Figure 12. Bias chart comparing original fire assay with duplicate assay, Chemex Laboratory.      30

Figure 13. Comparative bias chart for the check assaying: Pulp 1 (Primary Lab.) versus

                 Pulp 3 (Secondary Lab.).                                                                                                   31

Figure 14. Comparative bias chart for the check assaying: Pulp 2 (Primary Lab.) versus

                  Pulp 3 (Secondary Lab.).                                                                                                  32

Figure 15. Three-dimensional view of solid body models created for the gold-bearing zones comprising the 118-123 zones, Casa Berardi Project. View looking

                  west-northwest (the CBF model is omitted for clarity).                                                    38

Figure 16. Normal (upper) and lognormal (lower) histograms for gold assay data from

                 quartz-vein zones (all zones), Casa Berardi Project.                                                       40

Figure 17. Normal (upper) and lognormal (lower) histograms for gold assay data from

                  the Sulp-D zone, casa Berardi Project.                                                                           41

Figure 18. Binary chart illustrating the relationship between the gold grade and the

                  specific gravity.                                                                                                                43

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 1

Introduction and Terms of Reference

Following the acquisition of the Casa Berardi Project in 1998, Aurizon Mines Ltd ("Aurizon") carried out extensive underground and surface drilling programs aimed at the discovery of additional mineral resources, primarily at depth in the West Mine area. This work returned outstanding results as several new significant gold-bearing zones were discovered east of the West Mine, at depth. In 2000, an internal feasibility study was commissioned to develop the West Mine area. In 2002-03 surface exploration drilling resumed to follow-up on new gold mineralization discovered along the Casa Berardi Fault (boreholes CBS-99-28,28A and 28B) around section 11800E. A total of 21,900 metres of new drilling was completed between sections 11650mE and 12400mE to test the lateral and depth extensions. This work program extended the known mineralization within the 118 zone along strike and at depth and resulted in the discovery of new gold mineralization.

Steffen, Robertson and Kirsten (Canada) Inc. ("SRK") has been retained by Aurizon to prepare an independent resource estimate and a technical report for this portion of the gold mineralization discovered on the Casa Berardi Project. The report was prepared in compliance with National Instrument 43-101 guidelines (Standards of Disclosure for Mineral Projects).

1.1

Engagement of SRK

An engagement letter outlining the scope of work to be accomplished, a proposed work program and an estimate of professional fees and disbursements to prepare the report was submitted to Aurizon and duly accepted.

1.2

Qualification of SRK

The SRK Group comprises over 500 professionals, offering expertise in a wide range of resource engineering disciplines.  The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff.  This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues.  SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide.  The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 2

This technical report has been prepared by Dr Jean-Francois Couture, P.Geo. (APGO) and Mr. Michael Michaud, P.GEO. (APGO). Dr Couture is a Principal Geologist with SRK and has been employed by SRK since 2001. He has been engaged in mineral exploration and mineral deposit studies since 1982. Mr. Michaud is Principal Resource Geologist and has been employed by SRK since 1996. Mr. Michaud has been engaged in mineral exploration and mine development projects since 1985.

1.3

Scope of work

The scope of work, as defined in the letter of engagement, involves the preparation of an independent resource estimate and a technical report in compliance with NI43-101 guidelines for a portion of the Casa Berardi Project. This report only considers the portion of the gold mineralization intersected by drilling between sections 11650mE and 12400mE and between elevations 4700 and 3900 metres(local mine grid coordinate system).

This work involved an assessment of the following aspects of the project:

  Regional and local geology;

  History of exploration work in the area;

  Audit paper files and reports prepared on the Casa Berardi Project;

  Audit of borehole and assay database;

  An audit of the geological interpretation of the deposit;

  A geostatistical analysis of assay data;

  Geological modelling and resource estimation;

  Recommendations for additional work.

1.4

Site visits

SRK visited the Casa Berardi Project on two separate occasions. In September 2002, a team of five SRK professionals visited the project. The team consisted of Chris Page, Corporate Consultant and Mine Engineer, Ken Reipas, Principal Mine Engineer, Dr. Gabriel Esterhuizen, Principal Mine Engineer, Michael Michaud, Principal Resource Geologist and Dr Jean-Francois Couture Principal Geologist. During this visit the SRK team examined all geological, geotechnical and engineering aspects of the Casa Berardi Project, including an underground tour in the West Mine and a review of available diamond drill core.

In May 2003, Dr Couture and Mr. Michaud returned to the Casa Berardi Project to examine drill core from the winter 2002-03 drill program, review project data in relation to the current assignment, audit the borehole database and interview project personnel.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 3

1.5

Basis of the Technical Report

This technical report is based on information made available to SRK by Aurizon, including the following:

  Two site visits conducted by SRK in September 2002 and in May 2003;

  A review of historical geological and diamond drilling reports prepared by Aurizon on the Casa Berardi Project;

  An internal Feasibility Study Prepared by Aurizon personnel on the Casa Berardi Project in March 2000.

  A digital borehole database.

Disclaimer

SRK's opinion contained herein and effective June 24 2003, is based on information provided to SRK by Aurizon throughout the course of SRK's investigations as described in Section 1.3, which in turn reflect various technical and economic conditions at the time of writing.  Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error.  Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or affiliate of Aurizon and neither SRK nor any or its affiliates has acted as an advisor to Aurizon or its affiliates in connection with this project. The results of the review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

SRK has been informed by Aurizon that there is no current litigation that may be material to the Casa Berardi Project, and that Aurizon is not aware of any pending litigation that may be material to the mining asset.

SRK reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mining concessions. However, SRK did not conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by SRK on this subject. The title ownership and status information documented in this report was obtained from information provided by Aurizon and also from the Ministere des resources naturelles du Quebec and is considered current as of May 25, 2003. SRK does not accept any responsibility for errors pertaining to this information.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 4

Property Description and Location

The Casa Berardi Project is located in the James Bay municipality of northwestern Quebec approximately 95 kilometres north of the town of La Sarre (Figure 1). The western margin of the property is located at the Quebec-Ontario border. The property extends, along an east-west axis, for more than 37 kilometres and reaches 3.5 kilometres in width.

The Casa Berardi Project is wholly owned by Aurizon. The property comprises 2 mine leases (BM 768 and BM 833), 284 contiguous cells and 6 mineral claims located in Dieppe, Casa Berardi, Raymond, Estrees and Puiseaux townships (Figure 2). The centroid of the claim group is located at 79.262 degrees longitude west and 49.558 degrees latitude north in 32E/11 NTS map sheet. The property covers an area of approximately 13,942.9 hectares. Property titles are managed by Gescad Inc of Rouyn-Nornada on behalf of Aurizon. A list of property titles is located in Appendix A.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is provided by a 38 kilometres all-season gravel road off the paved road linking the village of Villebois to the Selbaie mine (Figure 1). This road connects to the gateway of the fenced mine site area. From there a gravel road links the East and West Mines. A network of gravel roads provides access to other parts of the property.

A 55-kilometre long 120 kV power line, coming from Normetal, supplies the hydro power to the site.

Qualified manpower is readily available from the La Sarre region, an agglomeration of about 8,400 inhabitants and throughout northwestern Quebec. Several mining contractors are based in the area, within a short traveling distance of the mine site.

The topography is generally flat and is mostly characterized by swamps with thick overburden (up to 60 metres locally). The average elevation varies between 270 and 360 metres above sea level. An esker crosses the property south of the West Mine and was once quarried for gravel. The forested zones are characterized mainly by jack pine and spruce and have generally been logged. The Turgeon River crosses the property in its western part while Raymond Lake is located to the east of the mines area.

The annual precipitation is about 906 millimetres, of which 224 millimetres are in the form of snow during the winter season. The average temperature varies between 17 degrees Celsius in July and -18 degrees Celsius in January.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 5

-79º
-78º
50º
49º
Symbols
Deposit
Mine (active)
Mine (closed)
Mine Selbaie
MATAGAMI
Casa-Berardi
Estrades-Estrées
Telbel
Douay
Vezza
Normetal
La Sarre
Lithological Legend
Fault
Shear zone
Diabase dike
Syn- to late-tectonic tonalitic rock
Syn- to late-tectonic tonalitic rock
Pre- to syn-tectonic granitoid
Anorthosite, Gabbro, Pyroxenite
Ultramafic intrusive rock
Iron Formation
Sedimentary rocks
Felsic volcanic rock
Intermediate volcanic rock
Mafic volcanic rock
SRK Consulting
Engineers and Scientists
AURIZON
Casa Berardi Project
Location Map
Scale: 1:500000
Projection: Longitude / Latitude (Nad 83)
Author: JF Couture
Drawing: JF Couture
Date: 3/3/2003
0
5
10 km

Figure 1. Location of the Casa Berardi Project, modified from MRNQ, DV99-01.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 6

-79°25'
-79°15'
-79°05'
49°35'
To Selbaie Mine
Lac Charest
Lac Delâge
Lac Puiseaux
Lac Raymond
Rivière
Lac Janelle
Lac Pelland
Lac Yves
Ontario
Quebec
From La Sarre
SRK Consulting
AURIZON
Casa Berardi Project
Property Title Map
Scale : 1:100000
Projection: Longitude / Latitude (Nad 83)
Author: JF Couture
Drawing : JF Couture
Date: 14/5/2003
0 1 2 4km

Figure 2. Location of Casa Berardi Property Titles.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 7

History

The history of work on the Casa Berardi Project can be summarized as follows:

< 1974

Exploration prior to Inco

-

Sporadic exploration for base metals.

1974-1983: Inco Period

-

staking of the first 13 claims;

-

discovery hole (12.6 g/t Au over 6.7m);

-

staking of 824 additional claims.

1983-1988: Inco Golden Knight Exploration Period

-

staking of 30 additional claims;

-

agreement between Inco and Golden Knight;

-

strong gold anomaly detected in overburden drilling.

1985-1988: Exploration and preproduction - East Mine area

-

metallurgical test indicating possible gold recovery at 90%;

-

feasibility study: 2.5 million tonnes grading an average of 8.7 gram per tonnes ("gpt") gold;

-

beginning of underground work in 1986;

-

construction of surface infrastructure and mill;

-

official opening of the East Mine on September 12, 1988.

1987-1989: Exploration and preproduction - West Mine area

-

underground exploration program;

-

29,082 tonne bulk sample grading 8.7 gpt gold;

-

reserves estimated at 5,090,100 tonnes grading 8.0 gpt gold;

-

beginning of commercial production from the West Mine in 1990.

Events during Golden-Knight - TVX agreement

-

TVX acquires Inco's 60 % interest;

-

surface pillars collapse at West and East Mines;

-

establishing hydrostatic pillar at both mines;

-

opening of a drift between the East and West Mines ;

-

closure of the East Mine (January 1997) and of the West Mine (March 1997).

1997-2001: Exploration by Aurizon

-

November 1997, signature of a letter of intent for the acquisition of the Casa Berardi Project by Aurizon;

-

September 1998, signature of the final purchase agreement between TVX Gold Inc. and Aurizon;

-

1998: initial 76,582 metre drill program to explore a radius of one kilometre from the West Mine.

-

Expansion of resources in known zones (111, Inter, Lower Inter) and discovery of zones 113 and 118.

Prior to the acquisition of the project by Aurizon, 3,769 boreholes were drilled on the property representing approximately 463,500 metres of drilling (Table 1).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 8

Table 1: Summary of Diamond Drilling on the Casa Berardi Project.

		Prior to Aurizon		Aurizon		Total
Project	Location	Drill holes	Metres	Drill holes	Metres	Drill holes	Metres
Exploration	West side	205	18,695	3	2,390	208	21,085
	East side	261	17,821	0	0	261	17,821
Mine	West Mine	1,480	177,876	284	102,032	1,764	279,908
	Main Mine	379	76,037	0	0	379	76,037
	East Mine	1,444	173,063	46	2,258	1,490	175,321
Sub-Total		3,769	463,492	333	106,680	4,102	570,172

Since the acquisition of the project in 1998, Aurizon drilled an additional 333 boreholes for a total of approximately 106,700 metres (Table 1).

Historical Production Data

According to a compilation of production records prepared by Roscoe Postle and Associates in 1997, between 1987 and 1997, 794,436 ounces of gold were mined from 3.745 million tonnes of ore extracted from both mines (Table 2). A total of 688,061 ounces were recovered. Production reached a peak in 1994 with the extraction of 607,070 tonnes at an average grade of 5.87 grams per tonne gold. Commercial production was interrupted at both mines during the first quarter of 1997.

Table 2: Historical Production from the Casa Berardi Project.

Mine	Tonnes	Grade (g/t Au)	Ounces of gold (mined)
East Mine	1,682,448	6.33	342,397
West Mine	1,982,175	6.95	442,692
Principal Mine	8,453	3.34	906
Sub-total	3,673,076	6.65	785,995
Other *	72,459	3.62	8,441
TOTAL	3,745,535	6.60	794,436

* The exact provenance of this material has not been traced.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 9

Geological Setting

6.1

Regional Geology

The Casa Berardi Project is located in the Archean Abitibi Subprovince, a sub-division of the Superior Province (Goodwin & Ridler, 1970), and the oldest of the seven Canadian Shield provinces. The project area lies within the north volcanic zone (Ludden et al. 1986). This region is also known as the Harricana-Turgeon belt (Lacroix, 1991, 1994).

More specifically the project area occurs in proximity to a regional network of interconnected deformation corridors extending from Ontario to the East across the northern volcanic zone of the Abitibi Greenstone belt (Figure 1). This network of high-strain zones (Casa Berardi and Detour Lake, amongst others) represents significant geological discontinuities characterized by disruption of stratigraphy and structural and geophysical patterns, narrow linear sedimentary basins, and preferential loci of syenite and ultramafic intrusions. They are host to several gold deposits including Casa Berardi (production of 690,000 ounces Au), Douay (Zone 531: 628,000 tonnes grading 6.9 gpt Au, West Zone: 676,000 tonnes grading 5.75 gpt Au and Main Zone: 221,000 tonnes grading 9.6 gpt Au), Vezza (2.76 million tonnes grading 4.6 gpt Au) and Detour Lake, (1.75 million ounces Au produced with a resource of 8.1 million tonnes grading 6.1 gpt Au)

The Casa Berardi property straddles the Casa Berardi tectonic zone ("CBTZ"), which includes several ductile deformation zones striking E-W to ESE-WNW. The geology of this area is poorly exposed and therefore stratigraphic and structural relationships are mostly derived from scarce outcrop exposures, reverse circulation drilling, diamond drilling and geophysics. Nonetheless the area is considered to be characterized by sub-vertical E to SE-trending rock units affected by heterogeneous deformation and complex strain histories.

6.2

Property Geology

Rocks of the Taibi Basin underlie the property (Figure 3).  This sedimentary basin strikes generally E-W and is composed of wackes, mudrocks, polymictic conglomerates, oxide iron formation (magnetite) and transitional affinity mafic lavas.  To the south of the Taibi Basin lie the Cartwright and the Dieppe domains (Lacroix, 1994).  The Cartwright domain consists of mafic tholeiitic lavas and ultramafic intrusions, while the Dieppe domain comprises mafic tholeiitic lavas and intrusions. The CBTZ affects primarily the Taibi sequence. Its southern and northern limits are sub-concordant to the boundaries of the Taibi basin.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 10

Figure 3. Geology of the Casa Berardi Project (modified from Aurizon files).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 11

6.3

Geology of the Casa Berardi Deposit

The Casa Berardi gold deposits are located within the CBTZ. The geology of the mine area is characterized by sedimentary rocks with significant polymictic conglomerate units and to a lesser extent mafic lavas. To the east, however, mafic lavas form a major component of the Taibi basin. Within the mine area, rocks exhibit intense brittle-ductile deformation owing to the presence of the CBTZ and brittle-ductile faulting is frequent. Brittle faults are commonly graphitic.

6.3.1

Stratigraphy

The stratigraphy in the mine area comprises the following sequence, from south to north: greywacke, mafic lavas, greywacke-mudrock, polymictic conglomerate, greywacke, iron formation (magnetite) and greywacke. This sequence is more than 1 kilometre in thickness.

6.3.2

Structural Geology

In the mine area, rock units trend generally east-west and exhibit variable dips from steep south, to sub-vertical or steep north. Rock units exhibit heterogeneous strain patterns resulting from complex deformational history. Penetrative deformation varies from weak to very intense and is characterized by overlapping ductile, brittle-ductile and brittle features. Rocks are generally imprinted with a pronounced ductile planar structural fabric related to the CBTZ, a wide ductile deformation zone affecting most of the mine stratigraphy.

Two other significant faults - the Casa Berardi Fault ("CBF") and the South Fault ("SF") - subdivide the CBTZ into three litho-structural domains: the South Domain, the Central Domain and the North Domain.  The CBF and SF exhibit similar structural features. They are both late brittle faults characterized by graphitic cataclastic zones. The CBF is a curvilinear brittle fault. East of the mine it is sub-vertical and strikes east-west. Towards the west, the CBF strikes west-southwest and dips approximately 75 degrees north. The SF is also sub-vertical in the eastern portion of the mine but its dip gradually shifts to the south towards the west. The SF terminates against the CBF. Sub-horizontal striations suggest that separation across both faults was dominantly strike-slip. Most of the gold deposits on the Casa Berardi Project are spatially related to the CBF.

In each litho-structural domain, lithological contacts strike generally east-west and dip steeply north or south, except in the Central Domain where dips are moderate to shallow toward the south. Penetrative ductile deformation is generally more intense within a 300m-thick east-west corridor comprising the northern portion of the South Domain north to the CBF. Within this corridor, rocks exhibit a good planar penetrative fabric parallel to the stratigraphy. On this fabric a mineral and stretching lineation is generally well developed. This lineation plunges shallowly towards the southeast.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 12

6.3.3

Character of the Gold Mineralization

The style of gold mineralization at Casa Berardi is of mesothermal-lode gold or Archean greenstone gold type. The gold is associated with quartz-carbonate veins, vein arrays and stockworks developed within the zone of ductile deformation extending between the SF and CBF. The main gold-bearing veins range in thickness from less than one to several tens of metres and typically contain only minor sulphides (1-3% pyrite, pyrrhotite and/or arsenopyrite, with traces of gold, sphalerite, galena, chalcopyrite and tetrahedrite).  Disseminated sulphides (arsenopyrite and pyrite) extent into host rocks for widths of up to 50 metres and are locally auriferous.

The gold-bearing veins are typically enclosed within hydrothermal carbonate and white mica alteration zones reaching tens to hundreds of metres in thickness. Alteration intensity decreases away from the veins. An inner moderate white mica alteration extends a few meters away from the veins, within a broader halo of weak to strong carbonate alteration.

The gold to silver ratio is approximately 2.8 and gold exhibits a weak association with elevated As, W and Sb abundances. Economic gold-bearing zones are surrounded by anomalous gold halos locally exceeding 50 metres in width.  The inner white mica alteration corresponds to elevated whole rock K2O abundance and can be used to vector in to gold-bearing veins.

6.3.4

Description of Auriferous Zones

On the Casa Berardi Project significant gold mineralization occurs in three main areas extending over a 5 kilometre strike length between the West and East Mines (Figure 4): The West Mine, the Principal Zone and the East Mine. Gold produced from the Casa Berardi Project was principally extracted from the East and West Mine area.

Figure 4. Schematic Distribution of Gold Mineralization on the Casa Berardi Project.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 13

Gold mineralization in the East Mine area

The East Mine area is located between sections 14750mE and 15220mE.

The gold mineralization is generally associated with sub-vertical quart veins (except near surface where veins dip moderately north) and adjoining alteration envelopes containing disseminated arsenopyrite, pyrite and fine grained free gold. Gold mineralization between 65 and 550 metre levels has been mined out. Two main zones, North and South are located in the Central Domain. Three smaller zones occur north of the CBF.

  North Zone: located very close to but in the southern wall of the CBF. It is sub-vertical to steeply north dipping;

  South Zone: a splay off the North Zone to the south. This zone is  sub-vertical at depth and dips 35-40 degrees to the north in upper levels;

  152 Upper and 152 Lower Zones: located close to and north of the CBF. Zones dip moderately to steeply to the south;

  Cherty Zone: located approximately 30 metres north of the CBF. It is sub-vertical to steeply north dipping;

  160 Zone: located 400 metres north of the shaft. This disseminated mineralized zone dips moderately to steeply to the south.

Gold mineralization in the Principal Zone

The Principal Zone area (Figure 4) occurs near surface between sections 12200mE and 12800mE. Aurizon has not carried out exploration work in this area of the project. Work by previous operators indicate the existence of nine (9) auriferous zones located primarily north of the CBF and extending at depth to approximately 350 metres. The gold mineralization consist of quartz veins, stockworks and associated alteration hosted in sedimentary and pyroclastic rocks, iron formations and chert, and it is preferentially located along lithological contacts. The gold is associated with disseminated and fracture-filled arsenopyrite, pyrite and pyrrhotite.

Two (2) gold-bearing zones occur south of the CBF. Zones 24-1 and 24-2 are sub-vertical and located in proximity to the CBF. They consist of quartz veins less than one metre to several metres in thickness and associated sulphide disseminations that are commonly located at lithological contacts. This gold mineralization is similar to that found at the East and West Mines. Zones 24-1 and 24-2 extend between sections 12350mE and 12400mE and their depth extension has not been fully tested by drilling. Other similar isolated vein mineralization occurs in this area.

Four (4) other gold zones occur in proximity to the CBF, but in the north fault block. Near surface Zones 25-2 and 25-4 are contiguous and correspond to an intense deformation zone truncated by the CBF at depth. They extend between section 12300mE and 12600mE and completely disappear below the 150m level. The gold mineralization consists of disseminated sulphide and gold and subordinate irregular quartz veining inside an alteration zone developed at the contact between sedimentary and volcanic rocks.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 14

Zones 25-5 and 25-6 occur at greater depth (300-500 metres) along section 12600mE and have been poorly delineated by drilling. The gold mineralization is related to erratic sub-vertical disseminated sulphide zones with local quartz veining hosted in sedimentary rocks.

Three gold zones (22-6, 25-8 and 27-1) occur near banded iron formations located north of the CBF. These gold-bearing zones are primarily hosted in ferruginous and chloritic sedimentary rock in contact with southern volcanics.

Zone 25-8 is a sub-vertical zone slightly oblique to the CBF and extending at depth to approximately 300m. On section 12500mE it is approximately 100m north of the CBF and between sections 12200mE and 12000mE it is cut by the CBF. This zone is exposed in the only underground drift excavated in the Principal Zone on the 290-metre level. Below that level, only limited drilling tested the depth extension of this zone. Smaller zones (27-1 and 26-5) represent the southern extension of zone 25-8, south of the CBF. The gold mineralization in zone 25-8 consists of irregular sulphide disseminations with minor quartz veining. This mineralization is loosely developed along strongly strained lithological contacts within a broader sedimentary rock unit.

Gold mineralization in the West Mine Area

In the West Mine area, seven (7) gold-bearing zones have been delineated and mined to various degrees by previous operators. These are: Zones 111, Northeast, Northwest, Southeast, Southwest, Inter, Lower-Inter and North Zones.  Following the 1998-99 drilling program, Aurizon discovered four (4) new gold-bearing zones: Zones 113, 104, 109 and 118.  These auriferous zones occur in the ductile deformation corridor near the South Fault in the South domain, in the Central Domain and on the south wall of the CBF.

The Southeast and Southwest zones occur within the South Domain and are probably laterally equivalent. These zones consist of irregular grossly tabular quartz veins, up to 50 metres in thickness, with sub-vertical to steep south dips.

The Central domain hosts the Inter, Lower Inter and 109 zones as well as a number of other auriferous occurrences. The Inter Zone is found in the upper part of the West Mine and extends over the entire Central Domain, between the SF and CBF. This zone forms an undulating tabular body locally exceeding ten metres in thickness and dipping shallowly to moderately to the south.

The Lower Inter Zone is also located in the Central Domain near the CBF. This zone consists of an ENE-WSW elongated body plunging sub-horizontally towards the east, west and south. On north-south cross section the Lower-Inter Zone has a wedge shape, is thickest along the CBF and gradually thins towards the south. It consists of a complex array of sub-parallel veins preferentially developed at the contact between a mudrock and a volcanic rock. The mudrock occurs in the structural hanging wall. The CBF truncates the Lower-Inter vein system at a sharp angle.

Zone 109 is composed of two south dipping quartz veins, extending in the Central Domain, obliquely from the CBF.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 15

S10700mE
Southeast
Southwest
Zones
Zones 111
Northeast
Northwest
Zone
Lower-Inter
Zones
104, 109
-200m
-400m
-600m
-800m

Figure 5. Geology of the West Mine area and schematic vertical sections illustrating the location of the principal auriferous zones, Casa Berardi Project (modified from Aurizon files).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 16

The CBF zone is spatially associated with several gold zones developed primarily along the south wall of the fault, but locally also extending across the fault zone. These are: the Northwest, Northeast, 104, 111, 113 North, 113 South and 118 zones (Figure 5).

The Northwest, Northeast, 111, 113 and 118 zones (Figure 5)are associated with quartz veining and represent only portions of a very extensive and variably gold-bearing quartz vein system developed along the southern wall of the CBF.

Zone 111 represents a single quartz vein sub-parallel to the CBF.  This vein is four to five metres in thickness and is variably gold bearing. This vein joins the Zone 113 system along a steep east plunge axis.

Zones 113 North and 113 South are part of the same vein system. Zone 113 North represents the main portion of the vein system. It strikes east-west and is sub-vertical. At higher elevation this vein system is sub-parallel to, but cut by the CBF. At depth, the vein system branches out into Central Domain rocks. Zone 113 is typically flanked by disseminated gold mineralization reaching 50 metres in thickness along the south wall of the vein. The highest gold grades are typically associated with quartz veining containing fine visible gold. Zone 113 South is comparatively less significant and more restricted along its down-dip extension. It consists of quartz veins and associated disseminated gold mineralization.

Zone 118 extends at depth east of section 11800mE (Figure 5). It was discovered during the 1998 drill program. This zone is described in more detail below.

Zone 104 is located in the west part of the mine below the Lower Inter Zone (Figure 5). The vein reaches 15 metres in thickness along the south wall of the CBF and joins the Lower Inter zone up-dip.

Gold Mineralization encountered between sections 11600mE and 12400mE

In 1999, three drill holes (CBS-98-028 and two wedge cuts 028A and 028B) intersected new gold mineralization along the CBF on section 11800mE and at a vertical depth of approximately 800m. Follow-up drilling during 2002-03 extended the zone laterally along the fault zone and also resulted in the discovery of additional gold mineralization north and south of the CBF.

The geometry of the zones was interpreted on vertical cross-sections (Figure 6) and benefited from the experience and knowledge acquired by Aurizon in previous drilling program in the West Mine area. In this area, the controls on the distribution of auriferous quartz veins are better established.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 17

Zone 118 forms a large discontinuous quartz vein system sub-parallel to the sub-vertical CBF (Figures 6, 7 and 8). The quartz vein system consists of massive quartz veins (Zone 118), quartz stockwork (Zone 118-SK) and associated wallrock sulphide disseminations, predominantly developed along the southern margin of the CBF. It has been traced by drilling between sections 11650mE and 12350mE and extends at depth from 300 metres to 1100 metres below surface.

Zone 118-SK is a quartz stockwork developed along the south wall of Zone 118 between sections 11750mE and 11875mE. It is generally sub-parallel to Zone 118. A wedge-shaped mineralization shoot extending out from the main sub-vertical zone to the south is also included in Zone 118-SK. This off-shoot dips moderately to the south (Figure 8), parallel to other zones described below.

Six other auriferous zones are spatially associated with Zone 118. Zones 118-S, 119-D, 119SK, 120-D, 120-S and 123 occur south of Zone 118 and are interpreted as separate sub-parallel south dipping zones splaying out from zone 118 and extending laterally and down-dip over variable lengths (Figurs 6, 7 and 8). Each zone strikes approximately east-west and dips moderately towards the south (approximately 70 degrees). A seventh zone, Zone 117-N, occurs approximately 5 to 25 metres north of Zone 118 and north of the CBF. It forms a discontinuous tabular zone sub-parallel to the CBF. Collectively these auriferous zones represent the down-dip extension of the Principal Zone, the center of gravity of which occurs near surface and approximately 400m to the east (Figure 4).

Despite variation in styles along strike and down dip, the character of the gold mineralization in all these zones is similar. Gold is typically associated with elevated sulphide abundances (generally less than a few percent). Visible gold is rare and when observed typically occurs near the south vein wall. Sulphides are paragenetically late and typically brecciate quartz and wall rock alteration minerals. The dominant sulphides are pyrrhotite, pyrite, arsenopyrite and rare chalcopyrite and other copper sulphides. They depict a weak zoning pattern with copper sulphides apparently more abundant towards the east and at depth.

A tenth auriferous zone (Sulp-D) was intersected approximately 100 metres south of the CBF between sections 11700mE and 11950mE and at depths varying between 350 to 600 metres (Figures 6, 7 and 8). The gold mineralization is spatially associated with a sulphide-rich lithological unit, but the gold mineralization is closely related to quartz veining and attendant hydrothermal alteration which clearly overprints the sulphides.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 18

Figure 6. Geology of the west-central portion of the Casa-Berardi Project on level 4400m (top) and level 4100m (bottom) and position of auriferous zones between sections 11600mE and 12400mE, Casa Berardi Project (modified from Aurizon files).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 19

Figure 7. Composite vertical longitudinal section of the West Mine Area, between sections 10400mE and 12800mE, Casa Berardi Project (modified from Aurizon files).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 20

9400N
9600N
9800N
10000N
4800m
4600m
4400m
4200m
4000m
CENTRAL DOMAIN
SOUTH DOMAIN
NORTH DOMAIN
SULPHIDE ZONE
117N ZONE
118SK ZONE
118 ZONE
MINERALIZED ZONES
FELSIC DYKE
CONGLOMERATE
WACKE
WACKE MUDROCK
GRAPHITIC SEDIMENTS
MAFIC LAVA
CHERT
IRON FORMATION
MASSIVE SULFIDE
CASA BERARDI SOUTH FAULT
0
200m
AURIZON MINES LTD.
CASA BERARDI PROJECT

Figure 8a. Vertical section 11800mE (looking west) and position of Zones 117N, 118, 118SK and Sulphide (modified from Aurizon files).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 21

9400N
9600N
9800N
10000N
4800m
4600m
4400m
4200m
4000m
CENTRAL DOMAIN
SOUTH DOMAIN
NORTH DOMAIN
SULPHIDE ZONE
118 S ZONE
118 ZONE
119 D ZONE
119 SK ZONE
SOUTH FAULT
CASA BERARDI FAULT
MINERALISED ZONES
FELSIC DYKE
CONGLOMERATE
WACKE
WACKE MUDROCK
GRAPHITIC SEDIMENTS
MAFIC LAVA
CHERT
IRON FORMATION
MASSIVE SULFIDE
CASA BERARDI SOUTH FAULT
0
200m
AURIZON MINES LTD.
CASA BERARDI PROJECT

Figure 8b. Vertical section 11950mE (looking west) and position of Zones 118, 118S, 119D 119SK and Sulphide (modified from Aurizon files).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 22

Exploration

This report is concerned with gold mineralization intersected by drilling within a portion of the Casa Berardi Project (Figure 4) located between sections 11650mE and 12450mE and between elevations 4700m and 3900m (local mine grid coordinates). Within this block, ten (10) individual gold-bearing zones have been interpreted from drilling information. The following paragraphs pertain to exploration work carried out by Aurizon within this portion of the Casa Berardi Project.

7.1

Diamond Drilling

Within the area covered by this report, exploration drilling has been carried out during three periods. A total of fourteen (14) boreholes (4,637 metres) have been drilled by INCO/TVX between 1981 and 1996 (Table 3). Ten (10) of these holes were drilled from the underground drift connecting the West and East Mines on the 290 metres level and four (4) holes were collared on surface. Little information is available about this drilling. Three (3) NQ-calibre holes (2,190 metres) were drilled in 1999 (one master borehole and two wedge-cuts). Follow-up drilling around the gold mineralization intersected in the 1999 drilling was conducted during 2002-03 with the completion of a total of twelve (12) new master NQ-calibre holes and thirty-two (32) wedge cuts (21,863 metres). Accordingly, a total of sixty-one (61) boreholes (master holes and wedge-cuts) totalling 28,698 metres have been drilled within this portion of the Casa Berardi Project (Table 3). This drilling information provided the basis for the resource estimate prepared by SRK.

For the 2002-03 drilling program, identification of drilling targets and the layout of master hole collars followed a strict procedure. The ground position of each hole collar was first determined by global positioning device ("GPS") and later surveyed according to the local mine grid system. Once the hole was completed, the casing collar position and hole inclination were surveyed and this position was retained in the borehole database.

The starting position of each wedge-cut was determined by subtracting the length of the metal wedge (5.2 metres) from the top of the wood cap inserted in the master hole. The depth position of the wedge cap was monitored by counting the number of rods inserted in the master hole. This position was later verified by matching the core geology between the wedge cut and the master hole. The collar position of each wedge-cut was established by calculating the local mine grid coordinates for the position of the wedge in the master hole.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 23

Table 3: Summary of Technical Data on Diamond Drilling Performed between Sections 11650mE and 12400mE, Casa Berardi Project.

Year	1986	1998-99	2002-03	Total
Operator	Inco/TVX	Aurizon Mines Ltd	Auizon Mines Ltd	
Drilling characteristics				
# ddh	14	1	12	**27**
Collar poistion	10 U/G and 4 surface holes	Surface	Surface	
Borehole numbers	103XXX, 868XX	CBS-99-028	CBS-02-062 to CBS-03-074	
Wedges	--	2	32	**34**
metrage (m)	4,636.64	2,189.40	21,863.03	**28,689**
Drilling contractor		Bradley Bros. Drilling	Forage Benoît Ltée.	
Core size	BQ, NQ	NQ	NQ	
Core archive	Mine	Mine	Mine	
Photographs	None	Yes	Yes	
Borehole surveying				
Collar survey	Yes	Yes	Yes	
Collar Azimuth/plunge	Yes	Yes	Yes	
Surveyor	Mine Surveyor	Mine Surveyor	Mine Surveyor	
Hole deviation monitoring (azimuth and plunge)	Acid tests, Pajari, Sperry Sun	Acid tests, Pajari, Gyroscopic survey, Maxi Bore survey, Lightlog survey	Acid tests, Microsync, reflex, Giroscopic survey and/or Pajari	
Casing	Yes	Yes	Yes	
Core orientation	None	None	None	
Other borehole data	None	None	None	
Sampling procedure				
Sampling procedure	½ core, sawed	½ core, sawed	½ core, sawed	
Sample Length	Min: 0.05m; average: 0.91m, max: 2.00m	Min: 0.5m; average: 1.46m, max 3.00m	Min: 0.5m; average: 1.38m, max 3.50m	
Number of samples	1,584	594	6,252	**8,430**
Gold Assaying				
Standard inserted	unspecified	None	none	
Blanks inserted	unspecified	None	Yes	
Primary Laboratory	Unspecified, Mine site laboratory	Technilab, Ste-Germaine de Boulé, Qc	Bourlamaque Laboratory, Val-d'Or, Qc	
Primary gold Assaying	Unspecified	250-300g pulverized sub-sample (95% passing -200 mesh), 30g F.A. A.A. finish, >1gpt repeat with gravimetric finish	250g pulverized sub-sample (95% passing -150 mesh), 30g F.A. A.A. finish, >1gpt repeat with gravimetric finish	
# samples Pulp1	1,584	594	6,252	**8,430**
Samples grading above 1gpt	Unspecified	Second 250g split pulverized (95% passing -150 mesh), 30g F.A. spectrometric (<8g/t) and gravimetric finish	Second 250g split pulverized (95% passing -150 mesh), 30g F.A. spectromoetric and gravimetric finish	
# samples Pulp2	Unspecified	32	421	**453**
Secondary Laboratory	Unspecified	Chemex (Chimitec) Lab., Val-d'Or, Qc	Chemex (Chimitec) Lab., Val-d'Or, Qc	
Secondary gold Assaying	Unspecified	Third 250g split pulverized (95% passing -150 mesh), 30g F.A. gravimetric finish	Third 250g split pulverized (95% passing -150 mesh), 30g F.A. gravimetric finish	
# samples Pulp3	Unspecified	124	1,602	**1,726**
Samples grading above 1gpt	Unspecified		Fourth 250g split pulverized (95% passing -150 mesh), 30g F.A. spectromoetric and gravimetric finish	
# samples Pulp4	Unspecified		32	**32**

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 24

7.1.1

Downhole Surveying

The collar of each master hole was aligned under the supervision of a surveyor. After completion, the location, the azimuth and inclination of the casing was surveyed by the mine surveyor according to a single mine grid system.

On this project, monitoring of borehole trajectories is delicate owing to the long length of boreholes and the use of several wedges. Furthermore, the presence of magnetic iron formation units in proximity to the targeted gold mineralization limits the applicability of certain types of deviation monitoring devices.

During drilling Aurizon used several devices to monitor the position of each borehole. During the 2002-03 program borehole trajectory was monitored daily with regular "Microsync" (Pajari Instruments Ltd) and "EZ-Shot Reflex" (Reflex Instruments AB) readings which allows variations in the plunge and azimuth, respectively, to be monitored.  Each borehole was also surveyed with a gyroscopic device by either Sperry-Sun Drilling Service (SDS surveys) or International Directional Services (IDS surveys). Most boreholes (32) represent wedge-cuts off a master hole; consequently, for most boreholes a second gyroscopic survey was conducted. Other survey devices were used but apparently proved not to be very reliable and therefore were abandoned.

In 1999, the downhole deviation was monitored with regular acid and double "Tropari" (Pajari Instruments Ltd) tests spaced at 30 and 120 metres, respectively. In addition, towards the end of drilling, "Maxibor" (Reflex Instruments AB) and gyroscopic surveys, which are not influenced by magnetism, were conducted.

The deviation of boreholes drilled by Inco/TVX was monitored with regular acid, "Tropari" and Sperry Sun testing.

"Microsync", "EZ-Shot Reflex" and "Tropari" testing provide absolute measurement of hole orientation and/or plunge at the reading depth. These devices are however strongly influenced by magnetism of rocks or drilling rods. Gyroscopic and Maxibor surveys are optical devices that are not vulnerable to magnetism. They provide deviation information relative to a known azimuth and plunge, generally determined at the borehole collar. However, the reliability of gyroscopic surveys suffer at shallow hole plunge.

SRK examined the validation procedure taken by Aurizon for borehole survey data. Aurizon used great care in understanding the limits of each surveying device, analysing and validating downhole survey data and mitigating conflicting survey information. The procedure for the selection and correction of survey data was adequately documented. The validated survey data typically represent an average of data from all devices because no one device was found to be uniquely accurate. The uncertainty in the relative position of wedge-cuts off the same master hole is minimal. Comparatively, the uncertainty in hole position between master holes may be somewhat greater. SRK is of the opinion that the approach chosen by Aurizon is adequate and provides reasonable confidence in the relative position of each auriferous drill intercept.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 25

7.1.2

Drilling Pattern and Density

The area investigated by Aurizon's recent drilling is located from 400 to more than 1000 metres below surface. This area represents the depth extensions of prospective ground initially tested by a previous operator to a depth of approximately 400 metres.

Aurizon's interest in this area was prompted by results from a drill program carried out in 1998-99 to test the depth extension of known gold zones in the West Mine area. Borehole CBS-99-28, targeting the eastern depth extension of Zone 113 on section 11800mE, intersected significant gold mineralization along the CBF, which is now known as Zone 118. Two additional wedge-cuts from that hole confirmed the previous intercept. A follow-up drill program conducted during 2002-03 tested the lateral extensions of holes 028, 028A and 028B on 50 to 100 metres centers.

Owing to the depth of the targeted mineralization, the drilling strategy was to drill a limited number of master holes from surface with a series of additional wedge cuts from each master hole. In the 2002-03 drill program, twelve (12) master holes and thirty-two (32) wedge-cuts were drilled between sections 11650mE and 12400mE.

Including historical boreholes drilled by Inco/TVX and boreholes drilled in 1999 a total sixty-one (61) boreholes (approximately 28,800m) have been drilled within this area of the Casa Berardi Project. The drilling density is variable from 20 to more than 100-metre centers; however the geology is consistent and can be interpreted with reasonable confidence from section to section. SRK is therefore of the opinion that the drilling information and density are adequate for resource estimation.

7.2

Sampling Approach and Methodology

The sampling approach and methodology have been reviewed by SRK. The bulk of the assay samples were collected during the 1999 and 2002-03 drill programs by Aurizon. Each assay sample consists of half NQ-calibre core providing variable length samples (average length 1.46 metres in 1999 and 1.38 metres in 2002-02) depending on the geology as determined by a geologist (Table 3). Sample selection was determined visually and approximately 30% of the borehole length was typically sampled. Core assay samples were collected with a diamond saw, except for very few samples that were collected with a mechanical splitter. The other half of the core was retained in core boxes, each with a clearly readable sample tag indicating the sample number. Core boxes are stored at the mine. Samples collected by Inco and TVX have been collected from BQ-calibre core. The average sample length is slightly less than one metre (average length 0.91 metre).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 26

The borehole database contains a total of 8,430 samples, approximately 81% of which have been collected by Aurizon.

The core recovery is generally very good except for short intervals within the CBF that are characterized by graphitic schists and poor recovery. Such intervals are generally marked during drilling and later verified by the geologist to determine the exact length of missing core. In general, the bulk of the gold mineralization occurs outside this portion of the CBF. The impact of lost core on resource estimation is therefore considered minimal and not material.

7.3

Sample Preparation, Analyses and Security

7.3.1

Sample Preparation and Analyses

Aurizon employees prepared all samples for assaying directly at the mine site. Upon receipt of core boxes, core is washed and verified for accuracy. A geologist described the core geology and recorded geological, structural and geotechnical information into a digital logging package. Relevant structural and geological features are photographed. Sample positions were identified and samples were collected either by mechanically splitting or cutting core with a diamond saw. Sample splitter and saw were routinely cleaned between samples. The sample preparation procedures examined by SRK are in line with industry standards.

During the 1999 drilling program, Aurizon used Laboratoires Technilab of Ste-Germaine-de-Boule, Quebec as primary laboratory. In 2002-03, Laboratoire Bourlamaque of Val-d'Or, Quebec was used as primary laboratory. Samples were submitted to the primary laboratory in regular batches during drilling.

Technilab and Bourlamaque laboratories used similar assay procedures (Table 3 and Figure 9). Samples are first coarsely grinded with a jaw crusher. A 250g sub-sample was collected from the thoroughly mixed crushed sample and pulverized (95% passing -150 mesh; Pulp 1). Pulp 1 was assayed for gold by conventional fire assay on a 30g pulp split with atomic absorption finish. Assays were reported in ppb. Assay results greater than 1 gpt were repeated on a second 30g split of Pulp 1 with a gravimetric finish. Assay results were then reported in gpt. A total of 6252 samples were assayed by the Bourlamaque Laboratory in 2002-03 and 594 samples were assayed at Technilab Laboratory. In addition, 744 duplicate assays of Pulp 1 were performed by Bourlamaque Laboratory.

Samples collected by Inco/TVX were assayed directly at the mine laboratory or were sent to an external laboratory when the volume of samples could not be processed at the mine. The details of assay procedures used at the mine are not known.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 27

Sample splits and Pulverisation
Gold Assaying
Assay Reporting
Primary Laboratory
Bourlamaque Lab.
Val-d'Or Quebec
Submitted sample
Sampled Crushed
250g sub-sample
95% -150mesh Pulp 1
Fire Assay 30g, AA finish
Assay >1000ppb
No
Yes
Au reported in ppb
Au_Ori
Re-assay: Fire Assay 30g, Gravimetric finish
Au reported in g/t
Aupul1
250g sub-sample
reject split
95% -150mesh Pulp 2
Fire Assay 30g, Gravimetric finish
Au reported in g/t
Aurej1
Rejects for all identified mineralized sections automatically sent to Chemex by Bourlamaque Lab.
250g sub-sample
reject split
95% -150mesh Pulp 3
Fire Assay 30g, AA finish
Assay >1000ppb
No
Yes
Au reported in ppb
Au_Lab2
Re-assay: Fire Assay 30g, Gravimetric finish
Au reported in g/t
Aupul2
250g sub-sample
reject split
95% -150mesh Pulp 4
Fire Assay 30g, Gravimetric finish
Au reported in g/t
Aupul2
Check Laboratory
Chemex Lab.
Val-d'Or Quebec

Figure 10. Flow chart illustrating assay procedures used in the 2002-03 drill program.

7.3.2

Quality Assurance and Quality Control Programs

The principal quality assurance and quality control ("QA/QC") measure set forth during drilling consisted of extensive assay checks and submission of all samples within mineralized zones (as determined visually during logging) to a secondary laboratory (Figure 9, Table 3). During the 2002-03 drill program an internal sample blank was routinely inserted within the sample stream prior to submission to Laboratoire Bourlamaque. Samples blanks were inserted immediately following a mineralized sample. The sample blank consisted of low-grade (50-100 ppb Au) waste core material similar in nature to that of the submitted sample. As far as it could be determined, no other standard reference material has been inserted within the sample stream prior to submission to the primary laboratory.

Check assaying followed a procedure determined prior to the beginning of drilling. The procedure for the 2002-03 drill program is illustrated in Figure 9. At the primary laboratory each sample assaying over 1 gpt was systematically re-assayed from the sample rejects. A second 250g coarse grinded split was pulverized (95% passing -150 mesh; Pulp 2). Pulp 2 was assayed at the primary laboratory by regular 30g fire assay with gravimetric finish. The assay results for this second pulp (Pulp 2) were reported in gpt.

Rejects for all samples identified from mineralized zones and flagged by Aurizon prior to submission to the primary laboratory were systematically sent to the secondary laboratory for re-assaying. Rejects samples were sent directly by the primary laboratory.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 28

At the secondary laboratory a third 250g split was taken from the coarsely grinded sample rejects and pulverized (95% passing -150 mesh; Pulp 3). Pulp 3 was assayed for gold by conventional 30g fire assay with atomic absorption finish. Assay results were reported in ppb. Assay results greater than 1 gpt Au were repeated on a second 30g split from the same pulp (Pulp 3) with a gravimetric finish. Assay results were then reported in gpt. In addition, for those samples grading more than 1 gpt Au, a fourth pulp (95% passing -150 mesh; Pulp 4) was prepared from a fourth 250g split of the rejects, pending enough material was available. This Pulp 4 was assayed by conventional 30g fire assay with gravimetric finish and assay results are reported in gpt.

Depending on the result of check assays the secondary laboratory may have elected to prepare a fifth pulp from the rejects. This fifth pulp was re-assayed by conventional 30g fire assay with a gravimetric finish.

Chemex (Chimitec) Laboratory of Val-d'Or, Quebec was used as secondary laboratory for assay checks in both 1999 and 2002-03 drill programs (Table 3). A total of 1,726 samples were assayed at the secondary laboratory. In addition, 102 duplicate assays were performed on the check assays.

7.3.3

Analysis of Check Assaying

The results of duplicate assays performed at the primary laboratories are illustrated in Figure 10. This chart indicates that assay reproducibility from the same pulp is very good.

Figure 11. Bias chart comparing original fire assay with duplicate assay, Bourlamaque Laboratory.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 29

The results of the 453 samples from which two pulps were assayed at the primary laboratory are illustrated in Figure 11. This chart also shows that sample reproducibility from the rejects is reasonably good, albeit with considerably more scatter at higher gold grades, as is typically expected in this type of gold mineralization.

Figure 12. Comparison of assay results for Pulp 1 and Pulp 2 assayed at Bourlamaque Laboratory.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 30

A total of 102 Pulp 3 samples were assayed in duplicate by the secondary laboratory. Results are shown on a comparative bias chart in Figure 12. This chart indicates that check assays results were reproduced fairly well from the same pulp, with perhaps the exception of a few higher grade samples for which the scatter is larger.

Figure 13. Bias chart comparing original fire assay with duplicate assay, Chemex Laboratory.

Results of the 406 samples for which three (3) separate pulps were assayed at Technilab (1999) or Bourlamaque (2002-03) with check assays performed at Chemex Lab. are presented in comparative bias charts (Figures 13 and 14). All three pulps were assayed by fire assay with a gravimetric finish.

The charts are very similar. As expected for this type of gold deposit, bias charts exhibit considerable scatter for gold grades above approximately 5 gpt Au. Despite this scatter, check assays generally show good agreement with the original assay results. In general, the charts suggest that Chemex reports average pulp grades that are very slightly lower than corresponding average pulp grades at the primary laboratory. On average, Pulp 3 assay results are 3.4% lower than Pulp 1 and 4.4% lower than Pulp 2. Each pulp was prepared from a new 250g sample split. This may explain the very slight bias observed between assay results from separate pulps, which does not appears on duplicate assays from the same pulp. The apparent bias may therefore indicate a sampling bias and not necessarily an analytical bias.

No standard reference material with certified gold grade was inserted in the sample batches that were submitted for assaying. It is therefore not possible to comment on the precision of each laboratory used for assaying.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 31

Figure 14. Comparative bias chart for the check assaying: Pulp 1 (Primary Lab.) versus Pulp 3 (Secondary Lab.).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 32

Figure 15. Comparative bias chart for the check assaying: Pulp 2 (Primary Lab.) versus Pulp 3 (Secondary Lab.).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 33

7.3.4

Discussion

SRK is of the opinion that the QA/QC procedures implemented by Aurizon during the drill programs were adequate. Analysis of extensive check assaying suggests that there is no reason to doubt the reliability of the assay results for resource estimation.

Since no SRM were inserted into the sample stream, it is not possible to determine if very slight apparent bias between assays reported by the primary and the secondary laboratory results from a sampling bias (assays from separate sub-samples) or alternatively represent an analytical bias. In any case, assay results from the primary and the secondary laboratory are in reasonably good agreement.

The procedure set forth by Aurizon resulted in the re-assaying of a very large number of samples. A total of 2,623 check assays (Pulp2, Pulp3 and Pulp4) were performed on 8,430 samples. Approximately 20% of all samples were re-assayed, some samples as many as three times. This number is considered very high and excessive. The number of assay checks could be reduced considerably (down to approximately 10% of samples) by inserting an appropriate number of independent standards (standard reference material with a range of gold grades) randomly within each sample batch submitted for assaying. Analysis of assay results for standard reference material would then allow a more precise monitoring of assay results and ultimately allow also commenting on the precision of assay results. Furthermore, comparison between assay results from primary and secondary laboratory would be improved if routine assay checks were performed on the original sample pulp, not a second rejects split. Such changes in the QA/QC program would allow a better analysis of assay results and also result in significant costs savings because fewer check assays will be needed.

Check assaying was mostly applied to samples from the mineralized zones and all samples grading above 1 gpt Au were systematically re-assayed. As a result, within interpreted gold mineralization boundaries each sample has been generally assayed at least 3 times on separate sample splits. In general, SRK prefers not to average assay results, especially assay results from separate sub-sample splits. However, considering that it is not known which of the primary of secondary lab is more accurate, and considering also that assay results between primary and secondary laboratories are in good agreement, the average of assay results was used by SRK for estimating gold grades.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 34

7.3.5

Specific Gravity Data

In the past Aurizon did not collect specific gravity data routinely on auriferous and barren core sections. Specific gravity data was acquired from selected core sections representative of the various rock types and gold mineralization styles.

During the 2002-03 drill program, Aurizon began routine acquisition of specific gravity data for all samples taken for assaying within the "mineralized" zones. In addition, selected boreholes were also sampled on 25m intervals to obtain specific gravity data for representative lithological units.

All specific gravity measurements were conducted at the primary laboratory during processing of assay samples. Initially specific gravity was derived from the differential weight of the full sample in air and immerged in water, prior to crushing. Duplicate measurements suggested errors difficult to evaluate, principally because with this procedure immerged fine particles cannot be weighted with great precision. The procedure was modified and specific gravity measurements were carried out on the pulverized sample with a pycnometer. The calibration of the pycnometer was verified and a duplicate measurement was obtained every 10 samples. The reproducibility of results was greatly improved. The specific gravity database contains a total of 424 measurements. Specific gravity data are summarized in Table 4.

Table 4: Summary of specific gravity data collected in 2002-03, Casa Berardi Project.

Rock type	Number of measurements	Mean specific gravity (tonnes/cubic metre)
Volcanic rock	148	2.92
Sedimentary rock	200	2.77
Quartz vein and stockwork	54	2.70
Sulphide-rich unit	9	3.60
Fault	10	2.76
other	4	---
Total	424

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 35

7.4

Data Verification

SRK performed a routine audit of the borehole database to assess the quality of the digital data maintained by Aurizon on that portion of the project. All project data are maintained in a separate digital borehole database consisting of dBase type files describing borehole collar information, downhole surveying information, geological, geotechnical and analytical data. The database was converted to an Access database by Aurizon personnel. The audit did not uncover any material issues.

During the site visits, SRK examined selected borehole sections from a suite of various mineralized areas. SRK also reviewed geological interpretations derived from drilling information and prepared by Aurizon. As far as it could be determined, the sectional interpretation prepared by Aurizon is consistent with the drilling data and reasonable to the extent that interpolation of widely spaced drilling information allows.

Given the significant past production history of the property and the very extensive check assaying procedure implemented by Aurizon (21% and 26% of all samples were re-assayed in 1999 and 2003, respectively) SRK did not consider that an independent sampling program was warranted. Furthermore, such an independent sampling program would have required a substantial data set to be statistically meaningful because of the high expected variability in gold grades for the style of mineralization encountered on this project.

In the opinion of SRK, the borehole database is considered reliable for the purpose of resource estimation.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 36

Mineral Resource Estimation

8.1

Introduction

It is SRK's philosophy that a good understanding of the geology and the controls on mineralization are essential components of a good resource estimate. It is for this reason that SRK spent several days on site examining drill core and underground exposures to understand the geology and the controls on the gold mineralization.  This allowed SRK to evaluate the geological model developed by Aurizon and to design an appropriate geostatistical model for the resource estimation.

In order to complete the resource estimate, SRK used the following approach:

  Evaluation of Data Quality;

  Creation of Geological Model;

  Geostatistical Analysis;

  Grade Interpolation;

  Resource Classification

8.1

Data

The resource estimate for the ten (10) distinct auriferous zones interpreted between sections 11600mE and 12450mE is based on 61 drill holes, totalling 103 separate drill intersections. The drilling consists of a combination of surface drilling performed by Aurizon (12 master holes and 34 wedge-cuts) and historical drilling, designed to intersect the targeted auriferous zones as close to right angle as possible. The drill spacing is highly variable, in the order of 50 to 100 meters apart, with wedges around the master hole typically less than 20 metres. This data has been used to delineate the ten (10) individual auriferous bodies between sections 11600mE and 12450mE and between 400 and 1050 metres below surface.

The database, which includes the survey, assay, and lithological data for each drill hole is maintained at the mine site, utilizing the Prolog borehole database and GeoBase (Systeme Geostat International).

After review of the data, SRK believes that the drill information provides sufficient description and recognition of the lithology, alteration, geological structures and mineralization to correlate geological boundaries between data points, indicating that exploration personnel have exercised great care and attention to details in the collection, verification and storage of the data. SRK has encountered no issues in importing the borehole data into the Gemcom software package.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 37

8.2

Solid Body Modelling

Aurizon has spent considerable effort delineating the geologic controls on mineralization based on, wherever possible, alteration, sulphide mineralization, quartz veining, etc. Geological boundaries are essential in any good resource estimate as they provide constraints for assay compositing and grade interpolation. Typically, the spacing of the available drilling is sufficiently dense to confidently extrapolate the quartz vein systems and associated alteration from point to point in the areas around a master hole and its subsequent wedge-cuts, but not necessarily between master holes that are up to 100 metres apart. In these areas, additional data could significantly modify the geometry of the interpreted mineralized zones.

SRK used the sectional geological interpretation provided by Aurizon to construct three-dimensional solid bodies representing the boundaries of the gold mineralization and the CBF. A solid was created to include the strike and down dip extension of each gold mineralization (high or low grade) to be considered in the resource estimate.

In total, eleven (11) solid body models were created as illustrated in Figure 15 and summarized as follows:

  118

  118-S

  118SK

  119-D

  119SK

  120-D

  120-S

  117-N

  Sulf-D

  123

  CBF

Each solid was expanded approximately fifty (50) metres away from the outermost drill intersection by gradually pinching out the solid to match with the interpreted geological controls. For this reason, the resource estimate prepared by SRK is considered more conservative than a polygonal model which typically extrapolates drill data at the same thickness. The approach favoured by SRK is considered more geologically realistic because it considers the geological data in adjacent boreholes.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 38

Figure 16. Three-dimensional view of solid body models created for the gold-bearing zones comprising the 118-123 zones, Casa Berardi Project. View looking west-northwest (the CBF model is omitted for clarity).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 39

8.4

Statistical Analysis

A statistical analysis was completed on the drill data (defined by the three-dimensional solid) to assess the frequency distribution of the gold and to identify any obvious errors in the database, such as zeros, incorrect coordinates, missing data, etc.  Figures 16 and 17 present histograms for the gold assay from the quartz-vein zones (all zones) and sulphide-rich zone, respectively.

The frequency distribution of the untransformed gold grades is typical of most gold deposits and shows that gold is highly skewed to the right (i.e. mean to the right of the mode). The logarithmic transformation of the gold grades approaches a normal distribution; however, somewhat skewed to the left.

Assay samples from the quartz vein zones (Figure 16) exhibit only one population. By contrast, the histograms for the sulphide zone (Sulp-D, Figure 17) suggest that gold grades may belong to two distinct populations. The second population towards lower gold grades is more clearly defined on the lognormal histogram. This may suggest the presence of two distinct gold mineralization styles in this sulphide-rich zone. The higher grade gold population belongs to the same population found in the quartz-vein zones. It is possible that the lower grade population may represent a background gold mineralization, possibly related to the formation of the early sulphide-rich mineralization.

Relevant statistical data for each zone are presented in Table 5. The gold grade distribution is also characterized by relatively low coefficient of variation (typically less than 2.0) compared to many other gold deposits. This unusual characteristic likely results from the fact that in the gold zones of this portion of the Casa Berardi Project there are very few "outliers" of very high grade gold values.

Table 5: Assay Statistics by Zone.

Zone	Number of Assays	Min. (Au g/t)	Max. (Au g/t)	Mean (Au g/t)
118	312	0.0	73.7	3.8
118-S	32	0.0	19.3	2.2
118SK	75	0.0	6.8	0.7
119-D	21	0.0	9.6	1.1
119SK	19	0.0	11.4	2.8
120-D	14	0.1	13.2	3.3
120-S	72	0.0	105.2	3.0
117-N	132	0.0	33.5	3.5
Sulf-D	184	0.0	14.9	1.8
123	12	0.0	10.6	2.8

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 40

Figure 17. Normal (upper) and lognormal (lower) histograms for gold assay data from quartz-vein zones (all zones), Casa Berardi Project.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 41

Figure 18. Normal (upper) and lognormal (lower) histograms for gold assay data from the Sulp-D zone, casa Berardi Project.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 42

8.5

Compositing and Variogram Analysis

Generally, the gold mineralization occurring between sections 11650mE and 12400mE comprises quartz veins/stringers and adjoining disseminated sulphide. Because of the erratic nature of the gold mineralization, the quartz-vein zones will likely have to be mined in their entirety. Consequently, for quartz-vein zones, a decision was made to composite assay results across the entire zone. These zones include zones 118, 118-S, 120-S and 123. Conversely, assays for the often wider disseminated zones of mineralization were composited across 1.5 metres lengths, thereby providing an opportunity to assess the higher grade areas within these disseminated zones. The continuity of these higher grade areas cannot be assessed without additional, more closely spaced data.

A suite of relative and non-relative 3-D semi-variograms were generated for gold grades in order to define the amount of grade variability and the orientation of maximum grade continuity (and therefore, the amount of grade averaging required during grade interpolation).

The modeling utilized several different lag intervals related to the spacing of the assay data; however, both larger and smaller lag intervals were investigated.  Smaller intervals often resulted in poor variogram definition at shorter lag distances due to the low number of pairs contained within each interval, whereas larger intervals made it difficult to define the slope and range of any short-range structures.

In general, variography is controlled by the orientation of the solid body models and there is essentially too few data to confidently define the semi-variogram curves. However, at this stage, the curves suggest that along strike and down-dip components are similar, in contrast to that for other zones on the project where a vertical trend is apparently more obvious. This investigation needs to be revisited when additional data become available.

8.6

Block Modelling

SRK constructed a three-dimensional block model. In order to provide adequate resolution for the grade interpolation block size was set at 10 metres (along strike) x 10 metres (down dip) x 2.5 metres (across strike). However, this block size is considered smaller than the data supports between holes that are spaced 100 metres apart.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 43

8.7

Grade Interpolation

Inverse distance cubed is preferred over ordinary kriging because there is not enough data to define the parameters for kriging from the variogram. In addition, the sparsely spaced data (up to 100 meters) would have provided more than adequate amount of averaging for zones where the entire zone was not being considered. The range was set at 50 meters from any hole.

In order to assess the quality of the grade interpolation, the gold grades in the block model were visually inspected in plan and cross-section.

In order to minimize the impact of very high-grade intercepts on the resource estimate, grade capping is often implemented to prevent overestimation of the grade of a deposit. In essence, grade capping is considered to be a "mine call factor" used to modify the resource estimate and could only be properly determined based on reconciliation with actual production, i.e. a bulk sampling.

Given the relatively low coefficient of variation and the overall low number of "high grade outliers", SRK did not consider it necessary to cap high grade gold values.

Although the nature of the gold mineralization is variable across the zones and lithological units exhibit a range of specific gravity, there is no apparent relationship between the gold grade and specific gravity (Figure 18). This apparent lack of correlation may arise from the limited data set. For this reason, it is strongly recommended that specific gravity data continue to be acquired routinely and analyzed.

A density of 2.74 tonnes/cubic metres was used to convert volumes to weights for all zones except for the sulphide-rich zone (Sulp-D), where a density of 3.0 tonnes/cubic metres was used. These figures represent the mean of all specific gravity data within each mineralized solid for the quartz-vein zones and sulphide-rich zone, respectively.

Figure 19. Binary chart illustrating the relationship between the gold grade and the specific gravity.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 44

Unclassified mineral resources for each of the ten (10) zones modelled by SRK are presented in Table 6 for various cut-off grades.

Table 6: Tabulated Unclassified Mineral Resources for each of the 10 auriferous zones located between sections 11650mE and 12400mE, Casa Berardi Project

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 45

8.8

Mineral Resource Classification

The mineral resources were classified essentially on the density of the drill data and the continuity of the geometry and grade of the mineralized zones and their attendant gold mineralization. The mineral resources have been classified according to the "Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines" (August, 2000).  In classifying the resource, consideration must be given not only to the geological boundaries that define the mineralized zone, but also to the continuity of the metal within. The geological boundaries can be known with a high degree of confidence, while the continuity of grade within this outline can be known with less confidence.  Isolated areas of mineralization, or areas that have currently no indication that they can be mined at a profit, were not included in the resources.

Given the large distance between boreholes and the uncertain geometry and grade estimation away from the known data, SRK considers that all of the resources within these zones should be classified as Inferred. A summary of classified Mineral Resources estimated by SRK is presented in Table 7.

Table : Classified Mineral Resources for auriferous zones located between sections 11650mE and 12400mE, June 24, 2003 at a 3.0 g/t Au cut-off.

Classification	Tonnage (tonnes)	Gold Grade (Au g/t)	Gold Content (ounces)
Inferred	1,703,500	6.1	332,000

Aurizon has initiated an underground exploration program on Zone 113 located approximately 500 metres west of the area considered in this report. This program will undoubtedly allow constraining the geometry of the gold mineralization and ascertain the grade distribution. This detailed underground program will improve the data density. In turn, this new information will help assess the grade continuity and can be used to determine the optimum drill spacing to define Indicated Mineral Resources elsewhere on the project.

Since the geological setting of Zone 113 is considered similar to a number of the zones discussed here, there is an opportunity to use the knowledge acquired in the underground program to improve the geological interpretations of widely spaced drill data and assist in selecting the optimum drill pattern for follow-up infill drilling.

SRK made no attempt to convert these resources to reserves, which would require that the reserves be converted from contiguous zones of Indicated and Measured Mineral Resources based on an appropriate mine design and mine plan. SRK did not consider it appropriate to comment on a potential mining method in which these resources may be mined. This will require additional information to improve the confidence in the continuity of the geometry and the grade of this mineralization.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 46

At this stage, however, before Aurizon contemplates conducting infill drilling in this area, a Preliminary Assessment Study should be initiated to evaluate the impact of the new resources on the previously completed feasibility study of the West Mine. The outcome of the Preliminary Assessment should help determine if additional infill drilling is warranted.

In addition, the CBF zone occurs in close proximity to several of the gold zones. At this early stage, the impact of this fault has not been incorporated into the resource estimate. However, this fault does represent an area of concern and will have to be considered in any future mine plan because of the poor rock mass characteristics and the potential to add significant dilution.

8.9

Previous Mineral Resource Estimates

The Casa Berardi Mine operated from 1988 and 1997. The total production of the mine has been established at approximately 690,000 ounces of gold from approximately 3.67 million tonnes of ore. This material was extracted primarily from the West and East Mines as indicated in Table 2.

The 1998-99 drill program completed by Aurizon targetted the depth extension of gold mineralization found in the West Mine area and resulted in the discovery of Zones 113 and 118. Upon completion the drill program, a mineral resource estimate was prepared by Aurizon and audited by Dessau-Soprin Inc in 1999. For the West Mine area, Measured and Indicated Mineral Resources were stated at 6,460,000 tonnes grading an average of 7.46 gpt gold (or approximately 1.78 million ounces of gold) and Inferred Mineral Resources were estimated at 1.26 million tonnes grading an average of 10.96 gpt gold (or 446,000 ounces of gold).

In the 1998-99 program, Zone 118 was investigated by only one borehole and two wedge-cuts (CBS-99-028, 28a and 28b) on section 11800mE. Inferred Mineral Resources in Zone 118 were estimated at 476,500 tonnes grading an average of 10.96 gpt gold (or approximately 168,000 ounces of gold).

A technical and economic evaluation of the West Mine area (Aurizon, 2000) was completed by Aurizon in 2000. As part of this study, Dessau-Soprin (2000) reviewed the conversion parameters used by Aurizon to convert Mineral Resources into Mineral Reserves and audited the methodology used for the integration of these parameters into the Mineral Reserves. Previously reported Mineral Reserves in the West Mine area total 6.9 million tonnes at an average grade of 6.7 gpt gold for approximately 1.5 million ounces of gold.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 47

Mineral Processing and Metallurgy

During the past production history, ore was processed directly on site at a mill located at the East Mine. The Casa Berardi Mill was commissioned in 1988 and operated until the mine closed in 1997. The mill had a nominal capacity of 1,800 metric tonnes per day, although in December 1994, the mill capacity averaged 2,061 tonnes per day, while maintaining 88% gold recovery. The mill includes a knelson concentrator and a standard cyanidation CIL circuit. In 1995, work began to increase the capacity of the mill to 2,400 tonnes per day (90% completed).

Additional metallurgical test work and studies were conducted by Aurizon as part of the feasibility study completed in 2000 for the West Mine area. The results of this testing indicate that the existing mill can be optimized to process the gold mineralization delineated by Aurizon in the West Mine area. According to the feasibility study, minor modifications to the milling circuit (including added gravity separation capacity) can increase the mill capacity to 2,800 tonnes per day and improve the gold recovery to 92%.

No metallurgical testing has been conducted by Aurizon on the gold mineralization discussed in this report. Engineering studies and underground exploration programs are ongoing in the West Mine area.

The gold mineralization delineated by Aurizon between sections 11650mE and 12400mE is associated with quartz veining and attendant carbonate, muscovite and sulphide alteration envelopes. This style of gold mineralization is very similar to that found in other auriferous zones in the West Mine area. Additional metallurgical test work will be required in order to characterize this gold mineralization and demonstrate its comparable metallurgical characteristics.

Other Relevant Data

SRK is not aware of any other relevant data not included in this report.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 48

Interpretation and Conclusions

During the winter 2002-03, Aurizon pursued its aggressive exploration efforts on the Casa Berardi Project and drilled forty-four (44) new diamond drill holes (approximately 21,900 metres in twelve (12) master holes and thirty-two (32) wedge-cuts) from surface between sections 11650mE and 12400mE. Results from this drilling are very encouraging as zone 118, initially discovered in 1999, was considerably expanded laterally and several new auriferous zones were intersected south and north of the CBF. A total of ten (10) separate gold-bearing zones have been modelled and considered for resource estimation.

The gold mineralization is associated with quartz veining and attendant sulphide disseminations and alteration primarily developed along the sub-vertical CBF. Eight (8) zones occur in close proximity to the CBF: Zones 118, 118-SK, 118-S, 119-D, 119SK, 120-D, 120-S and 123.

Two other auriferous zones were also intersected. Zone 117N is a sub-vertical tabular body occurring discontinuously approximately 20-50 metres north of the CBF. Zone Sulp-D is located approximately 100 metres south of the CBF. The quartz vein stockwork is associated with a sulphide-rich body.

The audit of exploration data conducted by SRK indicates drilling data was acquired with care and that the data is considered reliable for resource estimation.

SRK used the sectional geological interpretation provided by Aurizon to construct three-dimensional solid models for each of the mineralized zones and the CBF.

Because there exists no apparent relationship between gold grade and available specific gravity data, volumes were converted into weights using an average specific gravity of 2.74 tonnes/cubic metres for the quartz vein zones and 3.0 tonnes/cubic metres for the sulphide-rich zone.

Gold grades were interpolated into a three dimensional block model using the inverse distance cubed technique because there is not enough grade data to define reasonable parameters for kriging from the variograms.  Also, given the low variance observed in gold grades, SRK is of the opinion that capping of high grade values is unwarranted.

Unclassified Mineral Resources for each zone were tabulated at various cut-off grades (0.0 to 10.0 gpt gold). Given the wide spacing between drill information and the uncertainty in the geometry and continuity of the gold mineralization, SRK considers that the all the Mineral Resources estimated in Zones 117-N, 118, 118-SK, 118-S, 119-D, 119-SK, 120-D, 120-S, 123 and Sulp-D are appropriately classified in the Inferred category according to the "Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines" (August, 2000). The cumulative Inferred Mineral Resources are reported at a cut-off of 3.0 gpt Au and are estimated at 1,703,500 tonnes grading an average of 6.1 gpt gold and representing approximately 332,000 ounces of gold.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 49

The gold bearing zones remain open at depth and laterally. Additional infill drilling may improve the confidence in the geometry and the continuity of gold grades in each of the modelled zones.

Recommendations

The mineral resources estimated by SRK in the portion of the Casa Berardi Project covered in this report were classified into the Inferred category largely because of the large distance between borehole information. SRK considers that infill drilling would considerably improve the confidence of the geological interpretation and therefore of the geometry of auriferous zones.

Many of the new zones have been intersected by only a few holes and remain open in all directions. In such cases, additional drilling is also certainly warranted.

The opportunity for additional drilling in this portion of the Casa Berardi Project must be evaluated against the challenges of conducting this drilling from surface. The new auriferous zones occur at depths ranging from 450 to more than 1000 metres and remain open at depth. Additional infill surface drilling may allow upgrading the Inferred Mineral Resources to the Indicated category.

However, before contemplating conducting infill drilling, SRK recommends that a Preliminary Assessment Study be initiated to evaluate the impact of these new Inferred Mineral Resources on the previously completed feasibility study of the West Mine.

Aurizon has begun an underground exploration program in the West Mine area to expose and collect a sizeable bulk sample from Zone 113 where Mineral reserves have been previously reported by Aurizon. The center of gravity of this zone is located on section 11300mE, less than 500 metres west of the new auriferous zones discussed in this report. The gold mineralization in Zone 113, is similar in nature to that in zones 117 to 123. The interpreted geometry is also similar. The current underground exploration program will provide invaluable information on the geometry and grade continuity of Zone 113. Undoubtedly, this information will help increase the confidence in the geological interpretation from widely spaced drill data in other parts of the project, and especially regarding the geometry of the gold mineralization.

This information will be of great importance to assess the continuity of higher grade sections of each gold zone and especially for those wider and more disseminated gold zones.

Aurizon is committed to acquiring quality data through ongoing exploration programs. Previously, Aurizon implemented a series of procedures to ensure the reliability of exploration data. The drilling and surveying procedures are considered adequate. They should be maintained and continuously updated as new information becomes available. Specific gravity data should continue to be routinely acquired and evaluated.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 50

The vein systems hosting the gold mineralization at Casa Berardi exhibit a range of geometries depending on variations in local lithological and structural controls. Invaluable structural information about the change in geometrical setting of gold-bearing veins could be obtained if oriented core was acquired. Several relatively inexpensive core orientation devices are available. SRK recommends that in future drilling programs, Aurizon consider recovering oriented core and collects structural data that would help improve the interpretation of lithological and structural controls on gold distribution.

Lastly, the analytical QA/QC program set forth by Aurizon may not achieve all the objectives expected from such a program. The program mainly involves re-assaying of a large quantity of samples to a second laboratory and extensive assay checks on separate sub-samples. Although, this program suggests that there is no obvious bias in assay results and that assay results reproduce reasonably well from pulp and rejects, accuracy of results cannot be independently verified. This program is also very expensive as a large number of samples are assayed, perhaps excessively. As an alternative, SRK recommends that standard reference material ("SRM") be inserted into every batch of samples submitted for assaying. The number of SRM samples to be inserted should be determined based on the number of samples processed by the laboratory in a typical assay batch. Ideally, each laboratory sample batch should contain at least one low-grade, one high-grade and one blank SRM inserted randomly. Upon reception of assay results from the primary laboratory, assay results for the SRM should be promptly inspected to determine any anomaly in SRM results. Standard reference material results outside the certified acceptable range should trigger re-assaying of the whole sample batch.

At the end of the program, a selected number of sample pulps should be sent to a second laboratory for re-assay. These routine assay checks should be conducted on the sample pulp not the rejects. Typically approximately 10% of the pulps (at various gold grades) should be re-assayed and each batch should also include a number of SRM samples in a frequency similar to that described above.

Finally, as much as possible all assay results (including duplicate assays) should be integrated into a single assay database and assay results from different laboratories should be kept separately. This procedure would enhance the analysis of assay results and facilitate any subsequent auditing.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 51

References

Aurizon Mines, Ltd. 2000. Feasibility Study, Casa Berard Project. Internal feasibility study prepared by Aurizon personnel, unpublished, 226 pages with 6 appendices.

Dessau-Soprin, 1999. Audit des ressources du projet Casa Berardi,  Mine Aurizon Ltee, Audit of mineral resources internal report, unpublished. 26 pages.

Dessau-Soprin, 2000. Audit des reserves du projet Casa Berardi,  Mine Aurizon Ltee, Audit of mineral resources internal report, unpublished. 26 pages.

Dimroth, E., Imreh, L., Rocheleau, M., and Goulet, M., 1982. Evolution of the South-Central Part of the Archean Abitibi Belt, Part 1: Stratigraphy, and Paleogeographical Model. Canadian Journal of Earth Sciences, volume 19, pages 1729-1758.

Ludden, J., Hubert, C., and Gariepy, C. 1986. The tectonic evolution of the Abitibi greenstone belt of Canada. Geological Magazine, 123: 153-166.

Goodwing, A.M., and Ridler, R.H., 1970. The Abitibi Orogenic Belt. In: Symposium on Basins and Geosynclines of the Canadian Shield. A.J. Baer editor; Geological Survey of Canada, paper 70-40. pages 1-30.

Lacroix, S., 1991. Ministere de l'Energie et des Ressources du Quebec; Geologie de la Region de la Riviere Harricana (Partie Nord), Secteur de la Martiniere-Caumont; 1991; 9 pp.; MB-90-34.

Lacroix, S., 1994. Ministere de l'Energie et des Ressources du Quebec; Geologie de la Partie Ouest du Sillon Harricana-Turgeon; 1994; 27 pp.; MB-94-54.

Lacroix, S., 1994. Ministere de l'Energie et des Ressources du Quebec; ; Geologie de la Partie Ouest du Sillon Harricana-Turgeon; 1994; 75 pp.; MB-94-61 (Appendix to MB-90-34).

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 52

Appendices

Appendix 1 Casa Berardi Property Title list.

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 53

NTS Sheet	Line	Column	Title	Title number	Status	Registered Date	Expiration Date	Area (hectare)	Registered name
Converted Map Claims
32E11	0003	0001	CON	1097832	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0003	0002	CON	1097833	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0003	0003	CON	1097834	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0003	0004	CON	1097835	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0003	0005	CON	1097836	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0003	0006	CON	1097837	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0004	0001	CON	1097840	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0004	0002	CON	1097841	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0004	0003	CON	1097842	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0004	0004	CON	1097843	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0004	0005	CON	1097844	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0004	0006	CON	1097845	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0004	0007	CON	1097846	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0004	0008	CON	1097847	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0004	0009	CON	1097848	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0004	0010	CON	1097849	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0007	CON	1097851	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0008	CON	1097852	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0009	CON	1097853	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0010	CON	1097854	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0011	CON	1097855	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0012	CON	1097856	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0013	CON	1097857	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0014	CON	1097858	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0015	CON	1097859	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0016	CON	1097860	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0017	CON	1097861	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0018	CON	1097862	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0019	CON	1097863	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0020	CON	1097864	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0021	CON	1097865	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0022	CON	1097866	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0010	CON	1097867	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0011	CON	1097868	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0012	CON	1097869	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0013	CON	1097870	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0014	CON	1097871	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0015	CON	1097872	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0016	CON	1097873	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0017	CON	1097874	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0018	CON	1097875	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0019	CON	1097876	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0020	CON	1097877	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0021	CON	1097878	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0022	CON	1097879	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0013	CON	1097880	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0014	CON	1097881	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0019	CON	1097882	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0020	CON	1097883	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0021	CON	1097884	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0022	CON	1097885	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0037	CON	1097886	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0013	CON	1097895	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0014	CON	1097896	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0019	CON	1097897	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0020	CON	1097898	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0021	CON	1097899	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0022	CON	1097900	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 54

	Line	Column	Title	Title number	Status	Registered Date	Expiration Date	Area (hectare)	Registered name
32E11	0008	0023	CON	1097901	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0031	CON	1097902	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0032	CON	1097903	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0033	CON	1097904	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0034	CON	1097905	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0035	CON	1097906	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0036	CON	1097907	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0037	CON	1097908	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0038	CON	1097909	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0039	CON	1097910	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0040	CON	1097911	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0041	CON	1097912	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0042	CON	1097913	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0043	CON	1097914	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0044	CON	1097915	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0045	CON	1097916	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0046	CON	1097917	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0047	CON	1097918	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0048	CON	1097919	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0049	CON	1097920	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0050	CON	1097921	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0051	CON	1097922	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0018	CON	1097925	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0019	CON	1097926	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0020	CON	1097927	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0021	CON	1097928	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0022	CON	1097929	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0023	CON	1097930	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0034	CON	1097931	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0035	CON	1097932	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0036	CON	1097933	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0037	CON	1097934	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0038	CON	1097935	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0039	CON	1097936	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0040	CON	1097937	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0041	CON	1097938	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0042	CON	1097939	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0043	CON	1097940	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0044	CON	1097941	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0045	CON	1097942	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0046	CON	1097943	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0047	CON	1097944	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0048	CON	1097945	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0049	CON	1097946	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0050	CON	1097947	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0051	CON	1097948	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0052	CON	1097949	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0053	CON	1097950	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0054	CON	1097951	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0018	CON	1097952	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0019	CON	1097953	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0020	CON	1097954	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0021	CON	1097955	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0022	CON	1097956	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0023	CON	1097957	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0024	CON	1097958	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0026	CON	1097959	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0027	CON	1097960	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0028	CON	1097961	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0029	CON	1097962	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 55

	Line	Column	Title	Title number	Status	Registered Date	Expiration Date	Area (hectare)	Registered name
32E11	0010	0030	CON	1097963	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0031	CON	1097964	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0032	CON	1097965	Active	11/09/2002	09/05/2003	55.60	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0033	CON	1097966	Active	11/09/2002	09/05/2003	55.60	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0034	CON	1097967	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0035	CON	1097968	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0036	CON	1097969	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0037	CON	1097970	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0038	CON	1097971	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0039	CON	1097972	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0040	CON	1097973	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0041	CON	1097974	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0042	CON	1097975	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0043	CON	1097976	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0044	CON	1097977	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0045	CON	1097978	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0046	CON	1097979	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0047	CON	1097980	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0048	CON	1097981	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0049	CON	1097982	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0050	CON	1097983	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0051	CON	1097984	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0052	CON	1097985	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0053	CON	1097986	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0054	CON	1097987	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0055	CON	1097988	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0056	CON	1097989	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0024	CON	1097991	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0025	CON	1097992	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0026	CON	1097993	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0027	CON	1097994	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0028	CON	1097995	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0029	CON	1097996	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0030	CON	1097997	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0031	CON	1097998	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0032	CON	1097999	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0033	CON	1098000	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0034	CON	1098001	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0035	CON	1098002	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0036	CON	1098003	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0037	CON	1098004	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0038	CON	1098005	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0039	CON	1098006	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0040	CON	1098007	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0041	CON	1098008	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0042	CON	1098009	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0043	CON	1098010	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0044	CON	1098011	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0045	CON	1098012	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0046	CON	1098013	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0047	CON	1098014	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0048	CON	1098015	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0049	CON	1098016	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0050	CON	1098017	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0051	CON	1098018	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0052	CON	1098019	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0053	CON	1098020	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0054	CON	1098021	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0055	CON	1098022	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0056	CON	1098023	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 56

	Line	Column	Title	Title number	Status	Registered Date	Expiration Date	Area (hectare)	Registered name
32E11	0011	0057	CON	1098024	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0058	CON	1098025	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0059	CON	1098026	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0039	CON	1098027	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0040	CON	1098028	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0041	CON	1098029	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0042	CON	1098030	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0043	CON	1098031	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0044	CON	1098032	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0045	CON	1098033	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0046	CON	1098034	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0047	CON	1098035	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0048	CON	1098036	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0049	CON	1098037	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0050	CON	1098038	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0051	CON	1098039	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0052	CON	1098040	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0035	CON	1098041	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0054	CON	1098042	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0055	CON	1098043	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0056	CON	1098044	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0057	CON	1098045	Active	11/09/2002	09/05/2003	55.70	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0001	CON	1098061	Active	11/09/2002	09/05/2003	29.10	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0002	CON	1098062	Active	11/09/2002	09/05/2003	25.80	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0003	CON	1098063	Active	11/09/2002	09/05/2003	25.00	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0004	CON	1098064	Active	11/09/2002	09/05/2003	25.30	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0005	CON	1098065	Active	11/09/2002	09/05/2003	25.30	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0006	CON	1098066	Active	11/09/2002	09/05/2003	55.60	(5057) Mines Aurizon Ltee 100pct
32E11	0005	0023	CON	1098067	Active	11/09/2002	09/05/2003	28.40	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0006	CON	1098068	Active	11/09/2002	09/05/2003	25.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0007	CON	1098069	Active	11/09/2002	09/05/2003	27.70	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0008	CON	1098070	Active	11/09/2002	09/05/2003	28.50	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0009	CON	1098071	Active	11/09/2002	09/05/2003	38.80	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0023	CON	1098072	Active	11/09/2002	09/05/2003	37.90	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0035	CON	1098074	Active	11/09/2002	09/05/2003	30.50	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0009	CON	1098076	Active	11/09/2002	09/05/2003	4.90	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0010	CON	1098077	Active	11/09/2002	09/05/2003	14.30	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0011	CON	1098078	Active	11/09/2002	09/05/2003	16.80	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0012	CON	1098079	Active	11/09/2002	09/05/2003	36.10	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0015	CON	1098080	Active	11/09/2002	09/05/2003	38.50	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0016	CON	1098081	Active	11/09/2002	09/05/2003	36.40	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0017	CON	1098082	Active	11/09/2002	09/05/2003	36.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0018	CON	1098083	Active	11/09/2002	09/05/2003	50.10	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0023	CON	1098084	Active	11/09/2002	09/05/2003	43.30	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0024	CON	1098085	Active	11/09/2002	09/05/2003	20.60	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0025	CON	1098086	Active	11/09/2002	09/05/2003	24.80	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0026	CON	1098087	Active	11/09/2002	09/05/2003	26.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0027	CON	1098088	Active	11/09/2002	09/05/2003	29.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0028	CON	1098089	Active	11/09/2002	09/05/2003	33.20	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0029	CON	1098090	Active	11/09/2002	09/05/2003	33.10	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0030	CON	1098091	Active	11/09/2002	09/05/2003	25.10	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0031	CON	1098092	Active	11/09/2002	09/05/2003	15.40	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0032	CON	1098093	Active	11/09/2002	09/05/2003	18.70	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0033	CON	1098094	Active	11/09/2002	09/05/2003	26.60	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0034	CON	1098095	Active	11/09/2002	09/05/2003	37.80	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0036	CON	1098096	Active	11/09/2002	09/05/2003	31.90	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0012	CON	1098104	Active	11/09/2002	09/05/2003	25.40	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0015	CON	1098105	Active	11/09/2002	09/05/2003	13.00	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0016	CON	1098106	Active	11/09/2002	09/05/2003	5.20	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0017	CON	1098107	Active	11/09/2002	09/05/2003	6.90	(5057) Mines Aurizon Ltee 100pct

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 57

	Line	Column	Title	Title number	Status	Registered Date	Expiration Date	Area (hectare)	Registered name
32E11	0008	0018	CON	1098108	Active	11/09/2002	09/05/2003	40.30	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0024	CON	1098109	Active	11/09/2002	09/05/2003	42.60	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0025	CON	1098110	Active	11/09/2002	09/05/2003	40.10	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0026	CON	1098111	Active	11/09/2002	09/05/2003	40.40	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0027	CON	1098112	Active	11/09/2002	09/05/2003	40.70	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0028	CON	1098113	Active	11/09/2002	09/05/2003	42.20	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0029	CON	1098114	Active	11/09/2002	09/05/2003	43.80	(5057) Mines Aurizon Ltee 100pct
32E11	0008	0030	CON	1098115	Active	11/09/2002	09/05/2003	51.10	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0012	CON	1098118	Active	11/09/2002	09/05/2003	20.20	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0013	CON	1098119	Active	11/09/2002	09/05/2003	40.50	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0014	CON	1098120	Active	11/09/2002	09/05/2003	40.40	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0015	CON	1098121	Active	11/09/2002	09/05/2003	41.00	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0016	CON	1098122	Active	11/09/2002	09/05/2003	52.00	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0017	CON	1098123	Active	11/09/2002	09/05/2003	53.90	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0024	CON	1098124	Active	11/09/2002	09/05/2003	29.50	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0025	CON	1098125	Active	11/09/2002	09/05/2003	5.00	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0026	CON	1098126	Active	11/09/2002	09/05/2003	20.00	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0027	CON	1098127	Active	11/09/2002	09/05/2003	16.10	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0028	CON	1098128	Active	11/09/2002	09/05/2003	13.40	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0029	CON	1098129	Active	11/09/2002	09/05/2003	12.80	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0030	CON	1098130	Active	11/09/2002	09/05/2003	12.20	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0030	CON	1098131	Active	11/09/2002	09/05/2003	0.20	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0031	CON	1098132	Active	11/09/2002	09/05/2003	9.30	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0031	CON	1098133	Active	11/09/2002	09/05/2003	5.80	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0032	CON	1098134	Active	11/09/2002	09/05/2003	2.60	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0032	CON	1098135	Active	11/09/2002	09/05/2003	11.50	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0033	CON	1098136	Active	11/09/2002	09/05/2003	29.00	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0055	CON	1098137	Active	11/09/2002	09/05/2003	34.60	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0056	CON	1098138	Active	11/09/2002	09/05/2003	9.90	(5057) Mines Aurizon Ltee 100pct
32E11	0009	0025	CON	1098141	Active	11/09/2002	09/05/2003	6.00	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0025	CON	1098142	Active	11/09/2002	09/05/2003	48.50	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0057	CON	1098143	Active	11/09/2002	09/05/2003	52.00	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0058	CON	1098144	Active	11/09/2002	09/05/2003	43.10	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0059	CON	1098145	Active	11/09/2002	09/05/2003	36.10	(5057) Mines Aurizon Ltee 100pct
32E11	0010	0060	CON	1098146	Active	11/09/2002	09/05/2003	7.90	(5057) Mines Aurizon Ltee 100pct
32E11	0011	0060	CON	1098147	Active	11/09/2002	09/05/2003	9.90	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0035	CON	1098149	Active	11/09/2002	09/05/2003	20.10	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0036	CON	1098150	Active	11/09/2002	09/05/2003	23.80	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0037	CON	1098151	Active	11/09/2002	09/05/2003	24.30	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0038	CON	1098152	Active	11/09/2002	09/05/2003	23.30	(5057) Mines Aurizon Ltee 100pct
32E11	0012	0058	CON	1098153	Active	11/09/2002	09/05/2003	33.90	(5057) Mines Aurizon Ltee 100pct
32E12	0003	0060	CON	1098157	Active	11/09/2002	09/05/2003	7.60	(5057) Mines Aurizon Ltee 100pct
32E12	0004	0059	CON	1098158	Active	11/09/2002	09/05/2003	34.10	(5057) Mines Aurizon Ltee 100pct
32E12	0004	0060	CON	1098159	Active	11/09/2002	09/05/2003	33.70	(5057) Mines Aurizon Ltee 100pct
32E12	0005	0059	CON	1098160	Active	11/09/2002	09/05/2003	41.80	(5057) Mines Aurizon Ltee 100pct
32E12	0005	0060	CON	1098161	Active	11/09/2002	09/05/2003	30.20	(5057) Mines Aurizon Ltee 100pct
Staked Claims
32E11	0007	0019	CL	4023751	Active	01/06/1981	09/06/2003	16.00	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0018	CL	4023752	Active	01/06/1981	09/06/2003	16.00	(5057) Mines Aurizon Ltee 100pct
32E11	0007	0017	CL	4023753	Active	01/06/1981	09/06/2003	16.00	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0017	CL	4023754	Active	01/06/1981	09/06/2003	16.00	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0018	CL	4023755	Active	01/06/1981	09/06/2003	16.00	(5057) Mines Aurizon Ltee 100pct
32E11	0006	0019	CL	4023744	Active	11/06/1981	01/06/2003	16.00	(5057) Mines Aurizon Ltee 100pct
Mining Lease
32E11	Bloc A		BM	768	Active	29/04/1988	28/04/2008	367.09	(5057) Mines Aurizon Ltee 100pct
32E11	Bloc 3		BM	0000833	Active	18/12/1995	17/12/2015	84.35	(5057) Mines Aurizon Ltee 100pct

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 58

CERTIFICATE AND CONSENT

To Accompany the Independent Technical Report on Zones 117-123, Casa Berardi Project, Quebec, Canada

I, Jean-Francois Couture, residing at 59 Tiverton Avenue in Toronto, Ontario do hereby certify that:

1)

I am a Principal Geologist with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at Suite 602, 357 Bay Street, Toronto, Canada;

2)

I am a graduate of the Universite Laval in Quebec City with a BSc. in Geology in 1982. I received an MSc.A. in Earth Sciences and a Ph.D. in Mineral Resources from Universite du Quebec a Chicoutimi in 1986 and 1994, respectively. I have practiced my profession continuously since 1982;

3)

I am a fellow with the Geological Association of Canada and a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#0197);

4)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Casa Berardi Project or securities of Aurizon Mines Ltd.;

5)

I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6)

I, as the qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)

I have co-authored this report with Michael Michaud;

8)

I have visited the property in September 2002 and again in May 2003;

9)

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1;

10)

Steffen Robertson and Kirsten (Canada) Inc. was retained by Aurizon Mines Ltd. to prepare this independent report for Zones 117-123 of the Casa Berardi Project in accordance with National Instrument 43-101.  The preceding report is based on our review of project files and discussions with Aurizon Mines Ltd. Personnel;

11)

I hereby consent to use of this report for submission to any Provincial regulatory authority.

Toronto, Canada

Jean-Francois Couture, Ph.D, P.Geo.

June, 2003

Principal Geologist

SRK Consulting

Resource Estimation: Zones 117-123, Casa Berardi Project, Qc                                                                                                                                     Page 59

CERTIFICATE AND CONSENT

To Accompany the Independent Technical Report on Zones 117-123, Casa Berardi Project, Quebec, Canada

I, Michael J. Michaud, residing at 43 Eastlawn Street, Oshawa, Ontario do hereby certify that:

1)

I am a Principal Resource Geologist with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at Suite 602, 357 Bay Street, Toronto, Canada;

2)

I am a graduate of the University of Waterloo with a HBSc. in Earth Science in 1987 and a MSc. from Lakehead University in 1998, and have practiced my profession continuously since 1987;

3)

I am a fellow with the Geological Association of Canada and a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#0729);

4)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Casa Berardi Project or securities of Aurizon Mines Ltd.;

5)

I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6)

I, as the qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)

I have co-authored this report with Jean-Francois Couture;

8)

I have visited the property in September 2002 and again in May 2003;

9)

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

10)

Steffen Robertson and Kirsten (Canada) Inc. was retained by Aurizon Mines Ltd. to prepare this independent report for Zones 117-123 of the Casa Berardi Project in accordance with National Instrument 43-101.  The preceding report is based on our review of project files and discussions with Aurizon Mines Ltd. Personnel;

11)

I hereby consent to use of this report for submission to any Provincial regulatory authority;

Toronto, Canada

Michael J. Michaud, M.Sc. P.Geo.

June, 2003

Principal Resource Geologist

GENERAL INSTRUCTIONS

A.         Rules as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.        Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (06-01)        Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: change in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this Form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the Form.

C.        Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 FR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.